UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the financial year ended on March 31, 2020, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2020, presented on comparative basis in homogeneous currency

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31 2020, presented on comparative basis in homogeneous currency

1

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 42 started on January 1, 2020
Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires
Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.
Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Condensed Interim Financial Statements

Composition of Capital Stock as of March 31, 2020

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

2

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2020	12/31/2019
Cash and due from banks	1.8 and 3	35,747,888	28,462,415
Cash		9,575,863	9,433,656
Financial institutions and correspondents		26,145,750	18,996,516
Argentine Central Bank		24,344,521	17,169,592
Other local and foreign financial institutions		1,801,229	1,826,924
Others		26,275	32,243
Debt Securities at fair value through profit or loss	1.8, 3 and A	487,107	612,841
Derivatives	3	143,424	277,678
Repo transactions	3	79,143	-
Other financial assets	1.8 and 3	2,710,995	2,260,412
Loans and other financing	3 and B	88,783,824	95,833,522
To the non-financial public sector		61,188	31,124
To the financial sector		54,601	69,554
To the Non-Financial Private Sector and Foreign residents		88,668,035	95,732,844
Other debt securities	3 and A	46,656,973	11,274,274
Financial assets in guarantee	3	5,822,474	5,749,708
Current income tax assets		47,283	110,449
Investments in equity instruments	3 and A	8,783	15,716
Property, plant and equipment	F	4,709,231	4,314,216
Investment properties	F	3,784,498	4,370,987
Intangible assets	G	4,623,983	4,713,549
Deferred income tax assets		1,320,133	1,447,149
Other non-financial assets		2,004,214	1,395,306
Inventories		43,021	47,922
TOTAL ASSETS		196,972,974	160,886,144

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

3

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2020	12/31/2019
LIABILITIES
Deposits	3 and H	135,795,502	95,950,392
Non-financial public sector		5,568,195	5,896,825
Financial sector		16,810	30,290
Non-financial private sector and foreign residents		130,210,497	90,023,277
Liabilities at fair value through profit or loss	3	365,736	204,338
Repo transactions	3	269,910	344,761
Other financial liabilities	3	9,887,658	9,598,033
Financing received from the Argentine Central Bank and other financial institutions	3	8,409,647	9,720,927
Negotiable Obligations Issued	3 and 9.4	4,112,197	6,561,191
Subordinated negotiable obligations	3 and 9.4	1,911,457	2,285,229
Provisions		545,826	729,822
Deferred income tax liabilities		501,003	545,779
Other non-financial liabilities		8,672,018	8,849,172
TOTAL LIABILITIES		170,470,954	134,789,644

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		26,348,501	26,348,501
Capital Adjustments		2,255,523	2,255,523
Reserves		11,276,739	11,276,739
Retained earnings		(14,354,903)	(11,192,768)
Other comprehensive income		44,964	93,154
Net income for the period/year		453,376	(3,162,135)
Shareholders' Equity attributable to owners of the parent company		26,480,922	26,075,736
Shareholders' Equity attributable to non-controlling interests		21,098	20,764
TOTAL SHAREHOLDERS' EQUITY		26,502,020	26,096,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		196,972,974	160,886,144

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

4

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes	Three-month period ended on
		03/31/2020	03/31/2019
Interest income	5.1	13,068,356	12,270,231
Interest expenses	5.2	(6,038,277)	(10,376,121)
Net interest income		7,030,079	1,894,110
Service fee income	5.4	2,406,981	2,405,534
Service fee expenses	5.5	(669,424)	(506,167)
Income from insurance activities	7	323,353	321,445
Net Service Fee Income		2,060,910	2,220,812
Subtotal		9,090,989	4,114,922
Net income from financial instruments (NIFFI) at fair value through profit or loss	5.3	304,840	7,008,383
Result from assets withdrawals rated at amortized cost		11,634	-
Exchange rate difference on gold and foreign currency		93,871	(473,331)
Subtotal		410,345	6,535,052
Other operating income	5.6	819,118	824,118
Result from exposure to changes in the purchasing power of the currency		(869,346)	(1,694,805)
Loan loss provisions		(1,580,581)	(2,896,589)
Net operating income		7,870,525	6,882,698
Personnel expenses	5.7	3,561,936	3,588,052
Administration expenses	5.8	1,818,546	1,963,183
Depreciations and impairment of non-financial assets	5.9	451,909	411,233
Other operating expenses	5.10	1,241,139	1,551,982
Operating income		796,995	(631,752)
Income before taxes from continuing operations		796,995	(631,752)
Income tax		343,236	723,114
Net income for the year		453,759	(1,354,866)
Net income for the year attributable to owners of the parent company		453,376	(1,353,485)
Net income for the year attributable to non-controlling interests		383	(1,381)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

5

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March, 31 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

Item	Three-month period ended on
	03/31/2020	03/31/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	453,376	(1,353,485)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	453,376	(1,353,485)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	0.99	(2.96)
Diluted Income per share	0.99	(2.96)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

6

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the three-month period ended on March, 31 2020 and 2019
(Expressed in thousands of pesos in homogeneous currency)

	Three-month period ended on
	03/31/2020	03/31/2019
Net income for the period	453,759	(1,354,866)

Components of Other Comprehensive Income not to be reclassified to profit or loss
Income for the year from equity instrument at fair value through other comprehensive income	(685)	-
Income tax	206	-
Net income from equity instrument at fair value through changes in other comprehensive income	(479)	-
Total Other Comprehensive Income not to be reclassified to profit or loss	(479)	-
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the year from financial instrument at fair value through other comprehensive income	(64,809)	(2,221)
Income tax	17,049	666
Net income from financial instrument at fair value through changes in other comprehensive income	(47,760)	(1,555)
Total Other Comprehensive Loss to be reclassified to profit or loss	(47,760)	(1,555)
Total Other Comprehensive Income	(48,239)	(1,555)
Other comprehensive income attributable to owners of the parent company	(48,190)	(1,554)
Other comprehensive income attributable to non-controlling interests	(49)	(1)
Total Comprehensive Income	405,520	(1,356,421)
Total comprehensive income attributable to owners of the parent company	405,186	(1,355,039)
Total comprehensive income attributable to non-controlling interests	334	(1,382)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements..

7

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March, 31 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non- controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,255,523	26,348,501	151,478	11,125,261	(14,354,903)	87,712	5,442	26,075,736	20,764	26,096,500
Net Income for the period	-	-	-	-	-	453,376	-	-	453,376	383	453,759
Other comprehensive income for the period	-	-	-	-	-	-	-	(48,190)	(48,190)	(49)	(48,239)
Balance at March 31, 2020	456,722	2,255,523	26,348,501	151,478	11,125,261	(13,901,527)	87,712	(42,748)	26,480,922	21,098	26,502,020

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

8

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March, 31 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
Re-expressed Balance at December 31, 2018	456,722	2,343,587	26,259,910	151,477	8,881,636	(7,867,233)	-	-	30,226,099	25,322	30,251,421
IFRS 9 Impact Adjustments	-	-	-	-	-	(579,438)	-	-	(579,438)	(455)	(579,893)
Balance at December 31, 2018	456,722	2,343,587	26,259,910	151,477	8,881,636	(8,446,671)	-	-	29,646,661	24,867	29,671,528
Net Income for the period	-	-	-	-	-	(1,353,485)	-	-	(1,353,485)	(1,381)	(1,354,866)
Other comprehensive income for the period	-	-	-	-	-	-	-	(1,554)	(1,554)	(1)	(1,555)
Balance at March 31, 2019	456,722	2,343,587	26,259,910	151,477	8,881,636	(9,800,156)	-	(1,554)	28,291,622	23,485	28,315,107

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements..

9

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March, 31 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2020	03/31/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	796,995	(631,752)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	451,909	411,233
Loan loss provisions	1,580,581	2,896,589
Other adjustments
- Exchange rate difference on gold and foreign currency	(93,871)	473,331
- Interests from loans and other financing	(13,068,356)	(12,270,231)
- Interests from deposits and financing	6,038,277	10,376,121
-Net income from financial instruments at fair value through profit or loss	(304,840)	(7,008,383)
- Result from exposure to changes in the purchasing power of the currency	869,346	1,694,805
- Interest on liabilities for financial leases	37,597	-
-Allowances reversed	(337,021)	-

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	83,032	7,447,712
Derivatives	134,254	(242,660)
Repo transactions	(79,143)	-
Loans and other financing
To the non-financial public sector	(30,064)	9,770
To the other financial entities	14,953	355,229
To the non-financial sector and foreign residents	18,302,554	21,296,460
Other debt securities	(35,382,699)	3,337,818
Financial assets in guarantee	(72,766)	(3,932,977)
Investments in equity instruments	6,933	2,327
Other assets	(2,225,388)	(4,614,364)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(328,630)	(1,793,129)
Financial sector	(13,480)	(11,676)
Private non-financial sector and foreign residents	33,561,892	(3,241,468)
Liabilities at fair value through profit or loss	161,398	1,583,805
Derivatives	-	(156,249)
Repo operations	(74,851)	2,221,209
Other liabilities	200,164	2,469,183
Income Tax paid	(180,781)	(339,576)

Total operating activities (A)	10,047,995	20,333,127

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(109,743)	(127,627)
Purchase of investments in subsidiaries	-	(207,959)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

10

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-month period ended on March, 31 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2020	03/31/2019
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Purchase of PPE, intangible assets and other assets	38,852	461

Total investing activities (B)	(70,891)	(335,125)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Intereses sobre pasivos por arrendamientos financieros	(355,890)	-
Financing received from Argentine Financial Institutions	(8,775,560)	(26,778,036)
Unsubordinated negotiable obligations	(2,763,393)	(5,588,116)
Subordinated negotiable obligations	(373,772)	-

Collections:
Financing received from Argentine Financial Institutions	7,464,280	23,846,491
Unsubordinated negotiable obligations	314,399	7,942,525
Subordinated negotiable obligations	-	48,631

Total Financing activities (C)	(4,489,936)	(528,505)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	3,647,709	13,432,093

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	9,134,877	32,901,590
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.8)	30,176,040	77,901,507
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(2,608,116)	(15,162,169)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.8)	36,702,801	95,640,928

(*) In the items “Loans and other financing - non-financial sector and foreign residents”, “Other Assets” and “Other liabilities” 3,855,099 and 705,529 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

11

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES of the unaudited consolidated condensed interim financial statements

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on May 28, 2020.

1.1.	Preparation basis

These condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)               Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)              Temporary exception of the application of Section 5.5 (Value Impairment) for Group B entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

Pursuant to IAS 34, interim financial information shall include an explanation of events and transactions that have taken place as from the end of the last annual period being reported and are relevant for the understanding of changes in the financial situation, financial performance and cash flows of the Group with the purpose of relying on updated information as per the last financial statements of the fiscal year ended on December 31, 2019 ( hereinafter, “annual financial statements”). Given the aforementioned, these condensed interim financial statements do not include all the information to be required by complete financial statements prepared pursuant to International Financial Reporting Standards; hence, in virtue of a suitable understanding of the information included therein, such statements must be read jointly with annual financial statements as of December 31, 2019.

The Gruop´s Board has concluded that these interim condensed financial statements reasonably express the financial position, financial performance and cash flows.

It is worth to be mentioned that interim condensed financial statements have been prepared by applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of annual financial statements, except for what has been set forth in Note 1.1.4.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

12

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.1.1           Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2          Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s interim condensed financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these condensed interim financial statements have been re-expressed as of 03.31.2020.

1.1.3       Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2019 and March 31, 2019 is presented, exclusively with comparative purposes regarding the information as of March 31, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and
(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of March 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

1.1.4        Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2020:

13

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

(a)            Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 01/01/2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6990 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 1,018.9 million and 1,178.7 million would have been recorded in the shareholders ´equity as of March 31, 2020 and December 31, 2019 respectively.

	March 31, 2020	December 31, 2019
Provisions recorded in financial statements	6,323,552	6,320,892
Provisions pursuant to section 5.5 of IFRS 9	7,342,419	7,499,626
Difference	1,018,867	1,178,734

IFRS 9 foresees an expected credit los model, by means of which financial assets are classified in three impairment stages, based on changes in credit quality as from its initial recognition and show how a Company measures impairment loss and applies the effective interest method. Note 1.2 offers greater detail on how expected credit loss is measured.

Pursuant to Communication “A” 6778 issued by the Argentine Central Bank, Financial Entities shall apply the following in virtue of the effects of the application of section 5.5 of IFRS 9:

(i)             Utilized internal models that shall meet IFRS 9 requirements; thus, applying such models to all assets included in such regulation with temporary exception abovementioned, and

(ii)            Apply the Regulation retroactively, thus setting the transition date on January 1, 2019.

The following chart includes the reconciliation between uncollectibility risk provisions as of 12-31-2019 pursuant to the criteria set by the Amended Text on “Debtors Classification” and “Minimum Uncollectibility Risk Provisions” set by the Argentine Central Bank and the new uncollectibility risk provisions pursuant the expected credit loss model set by IFRS 9 with temporary exceptions above mentioned in the first paragraph:

Category of financial instrument	Credit risk provision pursuant to minimum- provisions-related Standards set by the Argentine Central Bank	Re- measurements	Reclassifications	Credit risk provision pursuant to IFRS 9 (as per scope of Communication “A” 6847)
Loans and other financing	-	-	-	-
Other financial assets	68,517	-	198,158	266,675
Loans and other financing	-	-	-	-
Other Financial Entities	13,022	-	-	13,022
NFPS and Res. Abroad	-	-	-	-
Advances	693,574	-	896,827	1,590,401
Documents	818,376	-	(426,068)	392,308
Mortgage loans	459,549	-	37,727	497,276
Pledge loans	46,630	13,061	45,300	104,991
Personal loans	1,086,661	11,084	(206,915)	890,830
Credit Cards	683,524	-	(100,179)	583,345
Financial Lease	82,180	-	67,580	149,760
Others	2,340,406	-	(511,954)	1,828,452
Debt securities	3,912	-	(80)	3,832
Contingent commitments	396	-	(396)	-
TOTAL	6,296,747	24,145	-	6,320,892

* Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Note 1.2 includes further information on the definition of credit risk provision pursuant to the expected credit loss model set by IFRS 9 with scope set by the Argentine Central Bank.

(b)     Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumption Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)	Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of March 31, 2020 would have produced a decrease in the net shareholders ‘equity and income of the period of about 431 million.

(d)	Definition of a business – Changes in accordance to IFRS 3

On October 22, 2018, IASB released changes, which include the definition of business with the purpose of helping entities determine whether a transaction must be recorded as a combination of business or the acquisition of an asset. Such changes:

(i)	Clarifies that, the definition of business, an acquired group of activities and assets, shall include at least a good and a substantial process that together shall contribute significantly to the capacity of developing products;
(ii)	Removes the evaluation of whether market players can replace the lack of processes or goods and continue with the production of products;
(iii)	Add explanatory guidelines and examples to help entities evaluate whether a substantial process has been acquired;
(iv)	Restrict definitions of a business or product by focusing on goods and services granted to clients and remove the reference to the capacity of reducing costs, and
(v)	Add an optional concentration trial that enables a simplified evaluation of whether a set of activities and acquired businesses are not a business.

Entities need to apply changes in transactions which acquisitions date as from the beginning of the first annual period over which it has been informed as of January 1, 2020.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The Entity does not see any initial effect unless a combination of businesses is made effective.

(e)	Definition of significant or relatively significant Changes to IAS 1 and IAS 8

On October 31, 2018, IASB released these changes with the purpose of improving the understanding of the definition of significant or relatively significant, coordinating the drawing up of the definition in IFRS and the Conceptual Framework to avoid any misunderstanding whatsoever that may stem from the different definitions, in that sense, IASB has added support requirements in IAS 1 in the definition to add importance and clarity in its application. Additionally, said board provides existing guides regarding the definition of significant and relatively significant in a single place together with the definition.

This change affects mainly section 7 of IAS 1, section 5 of IAS 8 and removes section 6 of IAS 8. Such change is applicable in a prospective manner to annual periods as from January 1, 2020.

The Entity considers that such changes have no significant effect in its financial statements.

(f)	Changes in the Financial Information Conceptual Framework

IASB has issued a new Conceptual Framework. Said change will not imply any changes in the accounting standards in force. However, entities that utilize the Conceptual Framework to define accounting policies for those transactions, events or situations that are not included in the accounting standards in force, apply a new Conceptual Framework as from January 1, 2020, thus evaluating whether their accounting policies are still the most suitable ones.

The Entity considers that such changes have no significant effect in its financial statements.

(g)	Change in the Reference Interest rate (IBOR) – Changes to IFRS 9

On September 26, 2019, IASB released a change that requires additional disclosures regarding the uncertainty resulting from the reform in the reference interest rate. Such release accounts for the first reaction to potential effects that IBOR reform may produce in financial statements and modifies specific cash flow coverage accounting requirements assuming that the reference interest rate is not modified as a result of such reform. These changes have become effective as from January 1, 2020 with retroactive effect.

The Group considers that such changes have no significant effect in its financial statements.

The following sets forth changes that have not become in force as of March 31, 2020:

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2021.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The Group is evaluating the impact of the application of this new standard.

1.2      Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)       A probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b)      The temporal value of money; and

(c)      The reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

•            If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group0 will classify such instrument in “Stage 1”.

•            If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•            If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•            For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•            A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

•            Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
ECL over the next 12 months	ECL during the financial instrument lifetime

The following describes the Group´s judgements and assumptions for ECL measurement:

1.2.1. Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Individuals and Businesses

•       Maximum delay at a financial asset level between 31 and 90 days

•       Maximum situation Argentine Central Bank over 1.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

•       At a Client level, an Internal Behavior Score below cutting point.1

Corporate Banking

•       Maximum situation Argentine Central Bank over 1.

•       Hold an Internal Rating of Classification “C” (Default probability over 30%).

Consumption

•       Maximum delay at a financial asset level between 31 and 90 days

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Entity	Parameter	Segment
Individual and Businesses	Default Probability (DP)	Personal loans (1)
Credit cards (1)
Advances
Documents
Mortgage loans
Refinancing
Others
	Severity (LGD)	Personal loans
Credit cards
Advances
Mortgage loans
Refinancing
Others

Entity	Parameter	Segment
Corporate Banking	Default Probability (DP) (2)	Small Companies
Medium Companies
Big Companies
Financial Sector
	Severity (LGD)	Advances
Documents
Leasing
Unsecured loans
Others
OCIF

Consumption	Default Probability (DP)	Credit cards closed
Credit cards opened
Cash loan
Consumption and Directed Cash Loan
Refinancing
Consumer Loans Tarjeta Automática
	Severity (LGD)	Credit Cards
Loans
Refinancing

1 Definition of cutting point for SICR – Payroll Plan High CL PC=>400. Remaining CL=>500. | Open market High Income CL=>700. Remaining CL =>700. | Retirees: High Income CL =>610. Remaining CL =>610.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

(1)    For personal loans and credit cards, the segment dimension is added, since there is sufficient materiality. The segments are: Retirees, High Income Open Market, High Income Salary Plan, Non High Income Open Market, Non High Income Salary Plan, Entrepreneurs and SMEs, Former Retirees and Ex Salary Plan.

(2)   The segments to calculate the probability of default in Business Banking were grouped by company size in Stage 1. For stages 2 and 3, the probability of default was calculated including all the business banking segments to form a statistical materiality group. enough

(3)   As of the date of these financial statements, the balances of provisions related to Cordial Compañía Financiera S.A., are established under the Minimum Provision Standards as set forth in Communication “A” 6990 of the B.C.R.A.

Credit risk features utilized for the abovementioned segments are the following, among others: type of financial instrument, debtor´s activity sector, activity geographical area, type of guarantee, time elapsed of submitted financial statements and other key factors to calculate expected cash flows.

The suitable segmentation of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Individuals and Businesses

•	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

•	Financial instruments with B.C.R.A. situation greater than or equal to 3.

Consumption

•       Financial instruments delinquent after 90 days in contractual payments.

Abovementioned criteria are applied in a consistent manner to all financial instruments and are aligned with the definition of default utilized by the Bank in virtue of the administration of credit risk. Likewise, such definition is consistently applied to define DP, Exposure at Default (“hereinafter, “EAD”) and Loss Given Default (hereinafter, “LGD”).

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month basis or along the instrument´s lifetime, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to contain credit impairment. ECLs account for the product discounted from Default Probability (DP), Exposure at Default (EAD) and Loos Given Default (LGD), defined as follows:

• DP accounts for the probability of debtor´s breaching his/her financial obligation (pursuant to the “Definition of credit default and impairment” set forth in Note 1.2.3), either during the next 12 months or the remaining lifetime (DP lifetime) of the financial asset.

• EAD is based on the amounts the Group expects to owe at the moment of the default, during the next 12 months or the remaining lifetime (DP lifetime) of the financial asset (EAD Lifetime). For example, for a revolving commitment, the Group includes the current available balance plus any additional amount expected to become available until the current contractual limit at the moment of the default, when applicable.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

• LGD accounts for the Group´s expectation regarding the loss amount in an exposure under default.

LGD changes depending on the counterparty type, the type and time elapsed of the claim and the availability of guarantees or any other credit support. LGD is expressed as a loss percentage for the exposure unit at the moment of default (EAD) and is calculated on a 12-month basis or along the instrument lifetime, where the 12-month LGD accounts for the loss percentage expected to incur if the default takes place within the next 12 months and lifelong LGD accounts for the loss percentage expected to incur if the default takes place during the remaining lifetime of the financial asset.

ECL is defined by projecting DP, LGD and EAD for each future month and each individual or collective exposure. These three components are multiplied and adjusted pursuant to the survival (that is, the exposure has not been pre-settled or entered into default in a previous month). The aforementioned effectively calculates ECL for each future month, which is later discounted as of submission date and is added. The discount rate utilized for the calculation of ECL accounts for the original or rough effective interest rate of such date.

As for the calculation of parameters utilized for the calculation of the aforementioned ECL, the Entity based its calculation on the internal model development know-how for the calculation of parameters, thus adapting the development of such models pursuant to IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Prospective information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts of these economic variable (“base economic scenario”) are provided on a six-month basis by the Research team of the Group and offer a better estimated outlook of the economy for the next 12 months. The impact of such economic variables on DP and LGD resulted from the statistic regression analysis to understand the impact the changes in these variables has had historically on default rates and LGD components.

In addition to the base economic scenario, the Research team of the Group also provides two potential scenarios together with scenario analysis. The number of other scenarios is defined in accordance with the analysis of the main products to ensure the lineal effect between the future economic scenario and related expected credit losses. The number of scenarios and its features are re-evaluated on a six-month basis, except a situation occurs in the macroeconomic framework that justifies a greater regularity.

As of January 1, 2020 and as of March 31, 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative. The evaluation of credit risk significant increases is carried out by means of the utilization of DP lifetime in the base scenario and other scenarios, multiplied by the related analysis of each scenario, together with qualitative and quantitative and backstop indicators (See Note 1.2.1). The aforementioned is defined if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, therefore, whether to register a 12-month ECL or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The most significant assumptions utilized to calculate ECL as of March 31, 2020 are as follows:

Parameter	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Default probability	Individuals and Businesses	Real salary	(3.23)%	(3.64)%	(3.64)%
	Corporate banking	Badlar Rate	50.71%	50.67%	33.59%
	Consumption	EMAE	137.26	136.88	132.93
Loss Given Default	Individuals and businesses	Real private recorded salary	50.28%	41.39%	51.63%

The following are estimations assigned to each scenario as of March 31, 2020:

Base scenario	80%
Optimistic scenario	10%
Pessimistic scenario	10%

Sensitivity analysis

The chart below includes changes in ECL as of March 31, 2020 that would result from reasonably potential changes in the following parameters:

March 31, 2020
Total portfolio	96,098,311

ECL per Scenario
Favorable Impact	6,886,646
Intermediate Impact	6,910,818
High Impact	6,928,456

Coverage Ratio per Scenario
Favorable Impact	92.23%
Intermediate Impact	91.91%
High Impact	91.67%

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

	March 31, 2020			Total
	Stage 1	Stage 2	Stage 3
Advances	33,628,213	312,325	1,206,853	35,147,391
Documents	9,631,834	82,493	311,935	10,026,262
Mortgage loans	10,001,731	364,876	868,023	11,234,630
Pledge loans	1,055,536	180,620	237,168	1,473,324
Personal loans	32,970,859	3,555,454	1,044,459	37,570,772
Individuals and Business	14,088,984	922,521	464,642	15,476,147
Consumption	18,881,875	2,632,933	579,817	22,094,625
Credit cards	31,892,919	769,588	564,774	33,227,281
Individuals and Business	27,688,307	605,042	323,379	28,616,728
Consumption	4,204,612	164,546	241,395	4,610,553
Financial Lease	2,875,519	49,698	279,335	3,204,552
Others	30,013,244	2,787,853	2,732,534	35,533,631
Total	152,069,855	8,102,907	7,245,081	167,417,843

21

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.2.7 Guarantees and other credit improvements

A guarantee is an instrument by means of which the Entity´s debtor or a third party is committed upon any obligation default, to be offered as support for such debt settlement. The Entity accepts a guarantee with support before a potential breach on behalf of a debtor.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of guarantees, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received guarantees. In accordance with the type of guarantees, the guarantors may be natural or legal persons (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors guarantees related to financial assets considered as impaired credits since such guarantee is likely to be executed to mitigate potential credit losses.

1.2.8 Credit risk provision

Credit risk provision recognized in the period is affected by a range of factors as follows:

• Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

• Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

• Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

• Impact on the measurement of ECL as a result of changes in models and assumptions;

• Impact resulting from time elapsing as a consequence of the current value updating;

• Conversion to local currency for foreign-currency-denominated assets and other movements; and

• Financial assets withdrawn during the period and application of provisions related to assets withdrawn from the balance sheet during the period. The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Stage 1	Stage 2	Stage 3	Total
	ECL at 12 months	ECL Lifetime	ECL Lifetime
Credit risk provision as of 12.31.2019	1,222,489	631,179	4,467,224	6,320,892
Transfers:
From Stage 1 to Etapa 2	(19,376)	187,737	-	168,361
From Stage 1 to Etapa 3	(1,977)	-	56,361	54,384
From Stage 2 to Etapa 3	-	(213,761)	458,022	244,261
From Stage 2 to Etapa 1	14,285	(81,975)	-	(67,690)
From Stage 3 to Etapa 2	-	8,185	(44,714)	(36,529)
From Stage 3 to Etapa 1	1,326	-	(24,897)	(23,571)
Net changes	(246,439)	170,909	(526,884)	(602,414)
Withdrawn financial assets	5,496	3,702	88,848	98,046
Direct charge	78,495	20,025	6,905	105,425
Difference of quotation and other movements	11,467	11,307	39,612	62,386
Credit risk provision as of 03.31.2020	1,065,766	737,308	4,520,477	6,323,551

*Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

22

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.2.9 Account withdrawal policy

The Bank withdraws, partially or as a whole, financial assets from the balance sheet, once all recovery efforts have been used up and has concluded that there are no reasonable expectations. Indicators of lack of reasonable recovery expectation include (i) the cease of execution activities and (ii) when the Bank´s recovery method is given by the guarantee execution and the value of the guarantee is not enough for a total reasonable recovery expectation.

The Group may withdraw financial assets from its balance sheet which are still subject to execution activities. Contractual amounts pending of collection of such withdrawn assets during the period ended on March 31, 2020 amount to 2,356,012. The Group seeks to recover amounts legally owed as a whole, but partially withdrawn in the balance sheet since there is no reasonable recovery expectation.

1.3.	Critical accounting policies and estimates

The preparation of condensed interim financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)       Fair value of derivatives and other financial instruments

The fair value of financial instruments that do not list in active markets are measured through the use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

b)       Allowances for loan losses and advances.

As of January 1, 2020, the Group adopted retroactively to January 1, 2019, with the scope mentioned in Note 1.4. (A)., section 5.5. of IFRS 9 referring to the impairment of financial assets. In this sense, the Group evaluates the expected credit losses (ECL) on a prospective basis of the credit risk associated with the financial assets measured at amortized cost, to the debt instruments measured at fair value with changes in other comprehensive income, to accounts receivable for leases, as well as commitments and guarantees granted not measured at fair value, with the exception of debt instruments of the Non-Financial Public Sector that are temporarily excluded from the provisions for impairment of financial assets, contained in section 5.5 of IFRS 9, as well as the provisions of Cordial Compañía Financiera S.A. as provided in Communication “A” 6990 of the B.C.R.A.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the probability that the customer will go into default and that losses will result for the Group). The explanation of the inputs, assumptions and estimation techniques used to measure the ECL is presented in more detail in Note 1.2, including the key sensitivities of the ECL to changes in these elements.

It should be noted that, in the application of accounting requirements to measure ECL, significant judgments are necessary, such as:

(i) Determination of the criterion of significant increase in credit risk

(ii) Choice of appropriate models and assumptions for the measurement of ECL

(iii) Establishment of the number and relative weight of the prospective scenarios for each portfolio segment and the associated ECL, and

(iv) Establishment of groups of similar financial assets for the purpose of measuring ECL.

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GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

c)       Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)       Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.4.	Changes in loans and other financing

Under certain circumstances, the Group renegotiates or changes contractual cash flows of loans granted to clients. In these cases, the Group evaluates whether the new terms are substantially different from initial terms. The Group carries out this practice while taking into account the following:

(i)       If the client is in financial difficulties, the Bank evaluates whether such change only reduces contractual cash flows to amounts expected to be paid by the borrower.

(ii)       Significant extension of the term when the borrower does not have financial difficulties.

(iii)       Significant change in the interest rate.

(iv)       Change in the currency in which the loan is denominated.

(v)       Integration of guarantees or credit improvements that significantly affect the credit risk related to the loan.

If, after the change, the loan terms are substantially different, the Group withdraws the original financial instrument and recognizes a new asset at fair value and recalculates a new effective interest rate for such asset. Therefore, renegotiation date is considered as the initial recognition date in virtue of the calculation of impairment and the definition of a new significant increase in credit risk. However, the Group also evaluates whether the new recognized asset is considered as an impaired asset, especially when the renegotiation stemmed from the lack of payment capacity on behalf of the client. The differences in the accounting value are recognized in the results as well as losses and earnings resulting from the withdrawal of such financial asset.

24

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

If the terms of the loan after the change are not substantially different, the renegotiation or change will not produce the withdrawal of the financial asset, and the Group will recalculate the gross accounting value based on reviewed funds flow while recognizing a guarantee or loss from the change in results. The new gross accounting value is recalculated as the value discounted from the modified funds flow at the initial effective interest rate.

1.5.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2020		12/31/2019
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Clearing and settlement agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.20%	100.00%	95.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Clearing and settlement agent	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 03/31/20 and 12/31/2019.
(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

25

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.6.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of December 31, 2019 the following consolidated structured entities have been consolidated as of the date of these consolidated condensed interim financial statements:

Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Issued Securities
					Type	Amount	Type	Amount
Cordial Compañía Financiera S.A.	20	04/08/2019	01/15/2022	$ 600,000	VDF	VN$ 480,000	CP	VN$ 120,000
Cordial Compañía Financiera S.A.	21	06/24/2019	06/15/2022	$ 1,000,000	VDF	VN$ 220,000	CP	VN$ 780,000
Cordial Compañía Financiera	22	11/13/2019	01/15/2021	$ 571,560	VDF	VN$ 469,260	CP	VN$ 102,300
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$ 39,779	VDF TV A VDF B	VN$ 31,823 VN $ 6,364	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$ 40,652	VDF TV A VDF B	VN$ 32,522 VN $ 6,504	CP	VN$ 1,626
Micro Lending S.A.U.	XVIII	12/01/2017	10/15/2022	$ 119,335	VDF TV A VDF TV B	VN $ 89,501 VN $ 7,291	CP	VN$ 22,543

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

• The purpose and design of the trust

• Identification of relevant activities

• Decision-making process on these activities

• If the rights that the Group owns allow it to direct the relevant activities of the trust

• If the Group is exposed, or is entitled to the variable results from its participation in said trust

• If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of March 31, 2020:

26

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2020	12/31/2019
Assets
Loans	1,197,138	1,719,040
Financial assets	108,003	117,328
Other assets	181,790	314,442
Total Assets	1,486,931	2,150,810
Liabilities
Financial liabilities	672,464	1,535,583
Other liabilities	50,888	44,877
Total Liabilities	723,352	1,580,460

1.7.	Foreign currency translation

(a)  Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated condensed interim financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)  Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of March 31, 2020 and December 31, 2019 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	03/31/2020	12/31/2019	03/31/2019	12/31/2018
Cash and due from banks	35,747,888	28,462,415	46,037,310	55,864,271
Debt securities at fair value through profit or loss	330,587	612,841	48,577,167	20,950,114
Money Market Funds	624,326	1,100,784	1,026,451	1,087,122
Cash and cash equivalents	36,702,801	30,176,040	95,640,928	77,901,507

27

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2020	12/31/2019	03/31/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	35,747,888	28,462,415	46,037,310	55,864,271
As per the Statement of Cash Flows	35,747,888	28,462,415	46,037,310	55,864,271
Debt securities at fair value through profit or loss
As per Statement of Financial Position	487,107	612,841	52,246,014	25,065,481
Securities not considered as cash equivalents	(156,520)	-	(3,668,847)	(4,115,367)
As per the Statement of Cash Flows	330,587	612,841	48,577,167	20,950,114
Money Market Funds
As per Statement of Financial Position – Other financial assets	2,710,995	2,260,412	5,147,053	2,844,880
Other financial assets not considered as cash	(2,086,669)	(1,159,628)	(4,120,602)	(1,757,758)
As per the Statement of Cash Flow	624,326	1,100,784	1,026,451	1,087,122

Reconciliation of financing activities at March 31, 2020 and December 31, 2019 is as follows:

Items	Balances at 12/31/2019	Cash Flows		Other non-cash movements	Balances at 03/31/2020
		Inflows	Payments
Unsubordinated Negotiable Obligations	6,561,191	314,399	(2,763,393)	-	4,112,197
Subordinated Negotiable Obligations	2,285,229	-	(373,772)	-	1,911,457
Financing received from the Argentine Central Bank and other financial institutions	9,720,927	7,464,280	(8,775,560)	-	8,409,647
Lease Liabilities	1,020,203	-	(355,890)	246,958	911,271
Total	19,587,550	7,778,679	(12,268,615)	246,958	15,344,572

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Individuals and Businesses.

In this sense, Small and Medium Size Companies clients and the loan portfolio have been transferred from the Corporate Division to the Individuals and Businesses area. Such change became effective on Junuary 1, 2020. The comparative information as of March 31, 2019 and December 31, 2019 was modified with the purpose of showing the new organization and making it comparable to information as of March 31, 2020.

As from January 1, 2020, the Bank´s clients receive the following services:

• Individuals and Businesses Segment:

- Small companies, individuals and companies that record anual sales of up to 100,000

- “Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

• Corporate Baking Segment:

- Megras that record anual sales over 700,000 up to 2,500,000

- Big Companies. Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Individuals and Businesses – Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.
c-	Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.
d-	Consumer – Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

28

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Mutual Fund Administration and Other Segments – Includes MFs administered by the Group, Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online,Com Argentina S.A.U., InvertirOnline S.A.U., Bolsillo Digital S.A.U and Futuros del Sur S.A

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

The following chart includes information by segment as of March 31, 2020 and 2019:

Result by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 03.31.2020
Interest income	4,970,826	3,137,613	4,116,678	957,775	-	24,051	(138,587)	13,068,356
Interest expenses	(1,780,690)	(299,577)	(3,715,185)	(382,112)	-	(8,207)	147,494	(6,038,277)
Distribution of results by Treasury	882,393	(1,946,892)	1,064,499	-	-	-	-	-
Net interest income	4,072,529	891,144	1,465,992	575,663	-	15,844	8,907	7,030,079
Services Fee Income	1,671,954	155,275	29,186	399,425	-	208,375	(57,234)	2,406,981
Services Fee Expenses	(434,606)	(38,252)	(12,179)	(178,519)	-	(7,379)	1,511	(669,424)
Income from insurance activities	-	-	-	-	282,439	-	40,914	323,353
Net Service Fee Income	1,237,348	117,023	17,007	220,906	282,439	200,996	(14,809)	2,060,910
Subtotal	5,309,877	1,008,167	1,482,999	796,569	282,439	216,840	(5,902)	9,090,989
Net income from financial instruments at fair value through profit or loss	-	-	114,207	24,285	72,259	34,634	59,455	304,840
Income from withdrawal of assets rated at amortized cost	-	-	11,634	-	-	-	-	11,634
Exchange rate difference on gold and foreign currency	28,199	13,366	39,783	(118)	(11)	7,784	4,868	93,871
NIFFI And Exchange Rate Differences	28,199	13,366	165,624	24,167	72,248	42,418	64,323	410,345
Other operating income	364,969	317,215	42,163	66,010	2,208	31,176	(4,623)	819,118
Result from exposure to changes in the purchasing power of the currency	(173,070)	(87,983)	(251,668)	(218,501)	(80,166)	(34,070)	(23,888)	(869,346)
Loan loss provisions	(764,433)	(599,535)	(13,425)	(201,098)	-	(2,090)	-	(1,580,581)
Net operating income	4,765,542	651,230	1,425,693	467,147	276,729	254,274	29,910	7,870,525
Personnel expenses	(2,629,961)	(252,324)	(165,167)	(349,274)	(56,826)	(82,595)	(25,789)	(3,561,936)
Administration expenses	(1,287,391)	(87,764)	(76,507)	(304,608)	(54,028)	(80,916)	72,668	(1,818,546)
Depreciations and impairment of non-financial assets	(345,489)	(24,571)	(38,479)	(26,242)	(3,851)	(973)	(12,304)	(451,909)
Other operating expenses	(716,461)	(293,847)	(109,630)	(110,287)	(86)	(6,272)	(4,556)	(1,241,139)
Operating income	(213,760)	(7,276)	1,035,910	(323,264)	161,938	83,518	59,929	796,995
Result from associates and joint ventures	-	-	-	32	-	-	(32)	-
Result before taxes	(213,760)	(7,276)	1,035,910	(323,232)	161,938	83,518	59,897	796,995
Income tax	77,846	2,651	(377,254)	69,603	(67,204)	(43,047)	(5,831)	(343,236)
Net income	(135,914)	(4,625)	658,656	(253,629)	94,734	40,471	54,066	453,759
Net income for the period attributable to owners of the parent company	(135,914)	(4,625)	658,656	(253,629)	94,734	40,471	53,683	453,376
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	383	383
Other comprehensive income	(13,835)	(9,763)	(24,641)	-	-	-	-	(48,239)
Other comprehensive income attributable to owners of the parent company	(13,835)	(9,763)	(24,641)	-	-	-	49	(48,190)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(49)	(49)
Comprehensive income for the period	(149,749)	(14,388)	634,015	(253,629)	94,734	40,471	54,066	405,520
Comprehensive income attributable to owners of the parent company	(149,749)	(14,388)	634,015	(253,629)	94,734	40,471	53,732	405,186
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	334	334

29

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 03.31.2020
Cash and due from banks	9,052,887	467,991	25,641,607	247,349	4,041	3,691,978	(3,357,965)	35,747,888
Debt securities at fair value through profit or loss	-	-	260,060	101,022	-	126,025	-	487,107
Loans and other financing	41,954,160	37,904,985	2,819,257	5,982,719	511,500	45,295	(434,092)	88,783,824
Other Assets	1,548,778	4,444,201	52,850,510	2,812,245	1,318,202	603,200	8,377,019	71,954,155
Total Assets	52,555,825	42,817,177	81,571,434	9,143,335	1,833,743	4,466,498	4,584,962	196,972,974

Liabilities by segments
Deposits	74,732,411	14,831,832	47,471,063	2,547,229	-	-	(3,787,033)	135,795,502
Financing received from the Argentine Central Bank and others financial institutions	11,288	-	8,039,717	465,960	-	54,787	(162,105)	8,409,647
Unsubordinated Negotiable obligations	59,526	30,259	4,080,774	-	-	11,669	(70,031)	4,112,197
Other liabilities	4,216,876	1,646,768	4,612,084	2,893,271	1,059,712	3,815,041	3,909,856	22,153,608
Total Liabilities	79,020,101	16,508,859	64,203,638	5,906,460	1,059,712	3,881,497	(109,313)	170,470,954

Result by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 03.31.2019
Interest income	6,273,770	3,780,520	916,716	1,675,608	-	86,455	(462,838)	12,270,231
Interest expenses	(2,189,506)	(1,080,160)	(6,551,861)	(1,026,029)	-	(52,659)	524,094	(10,376,121)
Distribution of results by Treasury	713,140	(1,261,615)	548,475	-	-	-	-	-
Net interest income	4,797,404	1,438,745	(5,086,670)	649,579	-	33,796	61,256	1,894,110
Services Fee Income	1,455,210	329,722	12,916	492,239	-	190,374	(74,927)	2,405,534
Services Fee Expenses	(295,005)	(33,438)	(10,375)	(181,518)	-	(10,477)	24,646	(506,167)
Income from insurance activities	-	-	-	-	234,517	-	86,928	321,445
Net Service Fee Income	1,160,205	296,284	2,541	310,721	234,517	179,897	36,647	2,220,812
Subtotal	5,957,609	1,735,029	(5,084,129)	960,300	234,517	213,693	97,903	4,114,922
Net income from financial instruments at fair value through profit or loss	1,384	-	6,765,214	(24,675)	136,086	58,368	72,006	7,008,383
Exchange rate difference on gold and foreign currency	281,638	32,042	(781,669)	384	-	10,490	(16,216)	(473,331)
NIFFI And Exchange Rate Differences	283,022	32,042	5,983,545	(24,291)	136,086	68,858	55,790	6,535,052
Other operating income	369,867	273,623	28,008	128,803	1,948	54,649	(32,780)	824,118
Result from exposure to changes in the purchasing power of the currency	(576,659)	(681,281)	(143,894)	(353,346)	(136,015)	(101,151)	297,541	(1,694,805)
Loan loss provisions	(911,381)	(1,266,865)	11,894	(725,343)	-	(4,894)	-	(2,896,589)
Net operating income	5,122,458	92,548	795,424	(13,877)	236,536	231,155	418,454	6,882,698
Personnel expenses	(2,570,992)	(258,657)	(186,186)	(370,213)	(45,894)	(108,045)	(48,065)	(3,588,052)
Administration expenses	(1,379,708)	(85,835)	(87,893)	(310,268)	(52,426)	(69,446)	22,393	(1,963,183)
Depreciations and impairment of non-financial assets	(321,173)	(21,199)	(26,497)	(27,028)	(2,126)	(909)	(12,301)	(411,233)
Other operating expenses	(834,494)	(386,062)	(128,749)	(179,952)	(1,033)	(19,473)	(2,219)	(1,551,982)
Operating income	16,091	(659,205)	366,099	(901,338)	135,057	33,282	378,262	(631,752)
Result from associates and joint ventures	-	-	-	528	-	(568)	40	-
Result before taxes from continuing operations	16,091	(659,205)	366,099	(900,810)	135,057	32,714	378,302	(631,752)
Income tax	(275,463)	102,779	(215,054)	118,258	(80,177)	(52,725)	(320,732)	(723,114)
Net income	(259,372)	(556,426)	151,045	(782,552)	54,880	(20,011)	57,570	(1,354,866)
Net income for the period attributable to owners of the parent company	(259,372)	(556,426)	151,045	(782,552)	54,880	(20,011)	58,951	(1,353,485)
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	(1,381)	(1,381)
Other comprehensive income	-	-	(2,010)	-	455	-	-	(1,555)
Other comprehensive income attributable to owners of the parent company	-	-	(2,010)	-	455	-	1	(1,554)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(1)	(1)
Comprehensive income for the period	(259,372)	(556,426)	149,035	(782,552)	55,335	(20,011)	57,570	(1,356,421)
Comprehensive income attributable to owners of the parent company	(259,372)	(556,426)	149,035	(782,552)	55,335	(20,011)	58,952	(1,355,039)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(1,382)	(1,382)

30

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Cash and due from banks	8,291,510	1,102,698	18,186,347	346,193	3,649	2,609,796	(2,077,778)	28,462,415
Debt securities at fair value through profit or loss	-	-	336,664	99,997	-	176,180	-	612,841
Loans and other financing	45,093,810	41,474,831	4,014,695	6,253,153	489,386	33,144	(1,525,497)	95,833,522
Other Assets	2,546,891	1,267,256	19,478,080	2,959,933	1,176,463	580,610	7,968,133	35,977,366
Total Assets	55,932,211	43,844,785	42,015,786	9,659,276	1,669,498	3,399,730	4,364,858	160,886,144

Liabilities by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Deposits	68,360,141	11,466,875	16,899,282	1,757,558	-	-	(2,533,464)	95,950,392
Financing received from the Argentine Central Bank and others financial institutions	13,588	-	9,700,590	1,023,841	-	49,609	(1,066,701)	9,720,927
Unsubordinated Negotiable obligations	116,969	82,540	6,344,911	-	-	16,771	-	6,561,191
Other liabilities	5,027,539	1,485,588	4,693,043	3,447,545	817,105	2,785,226	4,301,088	22,557,134
Total Liabilities	73,518,237	13,035,003	37,637,826	6,228,944	817,105	2,851,606	700,923	134,789,644

3.	FAIR VALUES

The portfolio of financial instruments held by the Group is detailed below, as of March 31, 2020 and December 31, 2019:

Instrument portfolio as of 03/31/2020	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	26,275	-	-
- Debt securities at fair value through profit or loss	281,703	202,878	2,526
- Derivatives	143,424	-	-
- Other financial assets	2,710,995	-	-
- Other debt securities	-	41,572,682	-
- Financial assets in guarantee	5,610,753	-	-
- Investments in Equity Instruments	-	8,783	-
Total Assets	8,773,150	41,784,343	2,526
Liabilities
- Liabilities at fair value through profit or loss	365,736	-	-
- Other financial liabilities	5,684,843	-	-
Total Liabilities	6,050,579	-	-

Instrument portfolio as of 12/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	32,243	-	-
- Debt securities at fair value through profit or loss	438,248	170,636	3,957
- Derivatives	277,678	-	-
- Other financial assets	833,713	-	-
- Other debt securities	7,730,488	-	-
- Financial assets in guarantee	5,308,631	-	-
- Investments in Equity Instruments	6,248	9,468	-
Total Assets	14,627,249	180,104	3,957
Liabilities
- Liabilities at fair value through profit or loss	204,338	-	-
- Other financial liabilities	6,464,455	-	-
Total Liabilities	6,668,793	-	-

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of March 31, 2020, there have been no differences regarding the transaction price.

31

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2020 and December 31, 2019:

Other Financial Instruments as of 03/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	35,721,613	35,721,613	35,721,613	-	-
-Loans and other financing	88,783,824	77,100,198	-	-	77,100,198
- Repo transactions	79,143	79,143	79,143	-	-
- Other Debt Securities	5,084,291	3,635,804	3,635,804	-	-
-Financial assets in as guarantee	211,721	211,721	211,721	-	-
	129,880,592	116,748,479	39,648,281	-	77,100,198
Financial Liabilities
-Deposits	135,795,502	134,235,654	-	-	134,235,654
- Other financial liabilities	4,202,815	4,202,815	4,202,815	-	-
- Repo transactions	269,910	269,910	269,910	-	-
-Finances received from the BCRA and other financial institutions	8,409,647	7,853,833	-	-	7,853,833
- Negotiable obligations issued	4,112,197	4,112,197	4,112,197	-	-
- Subordinated Negotiable Obligations	1,911,457	2,243,070	2,243,070	-	-
	154,701,528	152,917,479	10,827,992	-	142,089,487

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	28,430,172	28,430,172	28,430,172	-	-
-Other financial assets	1,426,699	1,426,699	1,426,699	-
-Loans and other financing	95,833,522	99,743,937	-	-	99,743,937
- Other Debt Securities	3,543,786	3,862,642	3,862,642	-	-
-Financial assets in as guarantee	441,077	441,077	441,077	-	-
	129,675,256	133,904,527	34,160,590	-	99,743,937
Financial Liabilities
-Deposits	95,950,392	95,952,158	-	-	95,952,158
-Other financial liabilities	3,133,578	3,133,578	3,133,578	-	-
-Repo transactions	344,761	344,761	344,761	-	-
-Finances received from the BCRA and other financial institutions	9,720,927	9,462,728	-	-	9,462,728
- Negotiable obligations issued	6,561,191	6,561,191	6,561,191	-	-
- Subordinated Negotiable Obligations	2,285,229	2,552,816	2,552,816	-	-
	117,996,078	118,007,232	12,592,346	-	105,414,886

4.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

32

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of March 31, 2020 and December 31, 2019 amounts to the 35.12% and 57.89%, respectively.

Related party transactions

The financing, including the ones that were restructured, were granted in the normal course of business and in substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to unrelated parties. Likewise, they did not imply a higher than normal risk of bad debt or presented other types of unfavorable conditions.

5.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED COMPREHENSIVE INCOME

	Three-month period ended on
	03/31/2020	03/31/2019
5.1 Interest income
Interest on overdrafts	780,795	1,217,365
Interest on promissory notes	1,323,014	1,519,016
Interest on personal loans	2,937,008	3,837,854
Interest on promissory notes	1,582,735	1,709,670
Interest on credit card loans	971,721	1,496,937
Interest on mortgage loans	864,081	908,990
Interest on automobile and other secured loan	152,034	186,024
Interest on foreign trade loans	334,865	492,024
Interest on financial leases	153,535	383,264
Others	3,968,568	519,087
	13,068,356	12,270,231

5.2 Interest expenses
Interest on current accounts deposits	918,270	2,066,817
Interest on time deposits	4,176,392	5,694,069
Interest on other liabilities from financial transactions	666,368	2,242,662
Interest from financing from financial sector	149,297	97,909
Others	127,950	274,664
	6,038,277	10,376,121

5.3 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	234,340	871,694
Income from securities issued by the Argentine Central Bank	31,502	6,047,808
Derivatives	38,998	88,881
	304,840	7,008,383

5.4 Service fee income
Commissions from deposit accounts	1,041,675	1,006,469
Commissions from credit and debit cards	790,125	771,070
Commissions from loans operations	66,027	100,714
Commissions from foreign trade	-	85,356
Commissions from miscellaneous operations	488,011	393,554
Others	21,143	48,371
	2,406,981	2,405,534

33

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Three-month period ended on
	03/31/2020	03/31/2020
5.5 Service fee expenses
Commissions paid	662,616	485,390
Export and foreign currency operations	6,808	20,777
	669,424	506,167

5.6 Other operating incomes
Loans recovered and allowances reversed	337,021	135,478
Insurance commissions	15,403	4,574
Rental from safety boxes	68,042	77,694
Commissions from trust services	4,582	1,271
Returns of risk funds	57,920	64,678
Sales of property, plant and equipment	1,802	3,638
Miscellaneous credit adjustments	27,778	45,231
Default interests	91,339	177,196
Others	215,231	314,358
	819,118	824,118

5.7 Personnel expenses
Payroll and social securities	3,197,614	3,247,498
Personnel expenses	364,322	340,554
	3,561,936	3,588,052

5.8 Administration expenses
Directors´ and statutory auditors´fees	38,274	64,000
Other fees	488,969	257,344
Advertising and publicity	114,466	141,920
Taxes	365,527	419,235
Maintenance, security and services	574,837	468,662
Rent	17,996	14,693
Others	218,477	597,329
	1,818,546	1,963,183

5.9 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	95,634	120,482
Depreciation of miscellaneous assets	50,286	33,811
Amortization of intangible assets (Schedule G)	147,168	107,653
Depreciation of rent asstes by right of use (Schedule F)	158,821	149,287
	451,909	411,233

5.10 Other operating expenses
Promotions related with credit cards	117,976	140,569
Turnover tax	831,046	1,033,444
Result by initial recognition of loans	42,207	66,105
Charges paid to National Social Security Administration (ANSES)	38,353	50,106
Frauds	13,325	11,458
Balance adjustments loans and credit cards	30,620	23,544
Interests for leases liabilities	37,597	62,420
Coverage services	3,863	7,772
Contributions made to deposit insurance fund	46,103	68,026
Others	80,049	88,538
	1,241,139	1,551,982

34

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

6.	DIVIDENDS

On April 28, 2020, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2019 which shows a profit of 4,257,933:

*       Reserve for future dividends: 426,000,

*       Other reserve: 3,831,933

7.	INSURANCE

The composition of “Income from insurance activities” as of March 31, 2020 and 2019, is as follows:

Item	03/31/2020	03/31/2019
Accrued premiums	469,166	488,509
Accrued losses	(65,761)	(56,872)
Production expenses	(80,052)	(110,192)
Total	323,353	321,445

8.	MUTUAL FUNDS

As of March 31, 2020 and December 31, 2019, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Mutual Fund	Portfolio		Net Worth		Number of Units
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Premier Renta CP en Pesos	19,691,885	15,126,348	19,661,664	15,103,196	5,210,548,181	3,958,398,573
Premier Renta Plus en Pesos	129,171	117,660	127,872	115,562	11,111,344	10,250,999
Premier Renta Fija Ahorro	631,381	501,730	626,490	495,335	15,890,152	12,851,475
Premier Renta Fija Crecimiento	52,874	50,582	52,651	50,296	3,650,185	3,688,485
Premier Renta Variable	104,752	179,369	104,230	176,790	7,397,599	6,982,580
Premier Abierto Pymes	616,249	604,068	614,569	602,709	92,958,805	91,559,624
Premier Commodities	32,985	22,680	22,529	14,653	3,962,046	2,596,034
Premier Capital	126,697	139,125	126,519	138,758	31,739,096	36,057,519
Premier Inversión	288,467	145,918	288,316	145,844	852,107,518	442,160,447
Premier Balanceado	738,586	672,523	737,911	671,910	249,317,925	249,317,925
Premier Renta Mixta	214,792	143,649	214,547	143,532	104,502,581	76,562,093
Premier Renta Mixta en Dólares	107,987	140,368	107,471	139,852	2,671,646	2,815,589
Premier Performance Dólares	465,278	489,287	464,762	488,190	8,883,822	9,312,208
Premier Global USD	656,302	753,430	655,850	751,106	9,886,682	11,338,023

9.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

9.1.	DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, the new limit amounts to 1,000 pursuant to Communication “A” 6654.

35

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

9.2.	RESTRICTED ASSETS

As of March 31, 2020 and December 31, 2019 Grupo Supervielle’s following assets are restricted:

Detail	03/31/2020	12/31/2019
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	2,614,919	2,286,139
	2,614,919	2,286,139

Miscellaneous Receivables
Trust guarantee deposits	14,239	4,096
Guarantee deposits for currency forward transactions	2,112,891	2,268,871
Guarantee deposits for credit cards transactions	342,566	342,163
Guarantee deposits for repo transactions	28,141	25,743
Other guarantee deposits	133,674	170,929
	2,631,511	2,811,802

9.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

9.4.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Banco Supervielle S.A.

The following describes issuances in force as of March 31, 2020 and December 31, 2019:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	03/31/2020	12/31/2019
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	1,861,735	4,101,058
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%. 06-22-2021 33.33%. and upon maturity 33.34%.	48	12/22/2021	Floating Badlar + 4.25%	665,249	719,205
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,573,544	1,724,156
							Total	4,100,528	6,544,419

As of March 31, 2020, the Group held Class A Negotiable Obligations in its own portfolio, issued by Banco Supervielle S.A., in the amount of 70,031.

36

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The following chart provides the main terms and conditions of issuances underway as of March 31, 2020 and December 31, 2019:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	03/31/2020	12/31/2019
08/20/2013	US$	III	22,500	100% at mat.	84 Months	08/20/2020	7%	1,022,611	1,410,225
11/18/2014	US$	IV	13,441	100% at mat.	84 Months	11/18/2021	7%	888,846	875,004
Total								1,911,457	2,285,229

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the issues in effect as of March 31, 2020 and December 31, 2019:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	03/31/2020	12/31/2019
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	11,669	16,772
Total					11,669	16,772

9.5.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of March 31, 2020:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

As Settler

Banco Supervielle S.A. (Supervielle Créditos Financial Trust)

On 02-29-2020 the Fideicomiso Financiero Supervielle Créditos 97, whose trutee is TMF Trust Company (Argentina) S.A. was re-included in the Bank´s loan portfolio for an amount of 84,419,269, such trust fund did not conatin PC.

Cordial Compañía Financiera S.A. (Cordial Compañía Financiera Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

37

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Financial Trust	Set-ip on	Initial Amount in Trust	Securities issued
			Participation Certificates	Debt Securities
20	04/08/2019	600,000	120,000	480,000
21	06/24/2019	1,000,000	780,000	220,000
22	11/13/2019	571,560	102,300	469,260

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 12/03/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 20/06/13		Vto: 10/20/13		Vto: 01/20/17
			Mat: 15/06/18		Vto: 08/15/18		Vto: 11/15/21
XVIII	12/01/2017	$119,335	VDF TV A	VN$ 89,501	VDF TV B	VN $ 7,291	CP	VN $ 22,543
			Mat : 15/05/19		Vto: 08/15/19		Vto: 10/15/22

9.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020.

9.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of March 31, 2020 and December 31, 2019, the minimum cash reserve was made up as folllows:

Item	03/31/2020	12/31/2019 (*)
Current accounts in the Argentine Central Bank	15,252,022	8,554,797
Sight accounts in the Argentine Central Bank	9,134,436	7,909,938
Special guarantee accounts in the Argentine Central Bank	2,428,561	1,975,535
Special accounts for previous credit payment	303,588	1,836
Total	27,118,607	18,442,106

(*) Historical vaues without inflation adjustment

38

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

It is worth mentioning that on those dates, the Entity was in compliance with minimum cash integration requirements.

10.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees despite the termination of the contract in February 2017.

On May 23, 2018, the Municipality of San Luis assigned Banco Supervielle (the “Bank”) as financial agent over a 2-year period, with automatic renewal for an additional 2-year period. The first payment of salaries was made effective on June 29, 2018. This assignment turned the Bank into a financial agent of all municipalities of the Province.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement terminated on December 9, 2019 and has been renewed until March 31, 2020.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019. Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of these financial statements, the Bank continues rendering financial services to the government of San Luis province and its employees.

11.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2019 and in Note1.2.

12.	INTERNATIONAL FINANCING PROGRAMS

Banco Supervielle S.A. keeps active the following agreements: 1) The Foreign Trade Financing Facilitation Program of the Inter-American Development Bank (IDB), whose line amounts to USD 20,000,000 (USD 20 million) and 2) the Global Trade Finance Program of the International Finance Corporation (IFC), whose line amounts to USD 30,000,000 (thirty million US dollars).

In turn, in September, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3.40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2019, the Entity did not meet the non-performing loan ration nor the coverage ratio which generates a potential breach in cross default clauses included in the loan agreements with the FMO and Proparco. Such breach may enable such entities to accelerate the payment of such loans for an amount of $7,167 million as of December 31, 2019.

Therefore, on January 29, 2020, the Entity started the process to receive a waiver with BID, which was made effective on February 18, 2020. As a result of such waiver, BID waives its right to accelerate such debt resulting from the breach in non-performing loan ratios and coverage ratios over a period that started on October 1, 2019 and finished in December 31, 2019. Likewise, on April 16, 2020, a new extension was requeste. Such request was granted by BID on April 30, 2020, thus extending the aforementioned until May 31, 2020.

39

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

13.	IMPACT OF COVID-19 ON SOCIETY OPERATIONS

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. Since then, COVID-19 has been extended over more than 100 countries, including Argentina. On March 11, 2020, the World Health Organization declared COVID-19 pandemic. The pandemic is likely to produce an economic slowdown of a potentially long duration and a global recession is likely to take place.

Since February 2020, the Argentine Government has adopted different measures in response to a COVID-19 outbreak in the country aimed at preventing a massive infection, including the Argentine borders closing, the suspension of domestic flights and, since March 19, 2020, the mandatory lockdown in the whole country; thus allowing only exceptional and essential activities. On May 11, 2020, certain non-essential activities were added gradually, with certain differences between each Province and Buenos Aires City. Banking activities have been considered essential activities since April 11, 2020; thus, opening branches only with previous appointment. From March 20 to April 10, 2020, branches had been closed with exclusive attention for pensioners’ specific dates. During such period, banking activities were carried out only through digital channels.

During such time, all transactions were processed almost exclusively through digital channels. We also requested our administrative and back-office employees to do home office; thus, providing them with the necessary hardware infrastructure and remote access, while commercial branches operate under additional safety measures to protect the health of both its clients and employees.

With the purpose of mitigating the isolation-related economic impact, the Central Bank issued a series of preventive measures that include the following:

•     Communication “A” 6937 reduced position restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding the 24% annually).

•     Communication “A” 6939 and “A” 6943, by means of which the following was determined: (i) that financial institutions will not be opened for the public from March 20 to April 12, 2020, and (ii) the maturity of financing granted by local financial institutions over such period were postponed. In this sense, Communication “A” 6949 also removed any punitive interest over unpaid balances of loans granted by financial inctitutions.

•     Communication “A” 6939 also suspended, until June 30, 2020, the distribution of dividends for financial entities.

•     Communication “A” 6945 determined that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission.

•     Communication “A” 6964 determined that unpaid balance of credit card financing to be registered between April 13, 2020 and April 30, 2020. Such balances will be refinanced automatically over at least one year with three-month grace period in 9 monthly equal and consecutive installments. Likewise, pursuant to Communication “A” 6993 dated on April 24, 2020, the Argentine Central Bank established a zero-intrest-rate financing policy, applicable only to eligible clients to be defined by AFIP in the future.

•     Communication “A” 6980, established that all non-adjustable term deposits below ARS 1 million, made up by individuals as from April 20, 2020, shall bear a minimum rate of the 70% of LELIQ average auction.

Some of these measures may affect negatively our income, while isolation consequences for the economic activity may affect some of our clients´payment capacity regarding their loans; thus, increasing credit loss provisions. However, how much our business will be affected will depend on future events, which highly uncertain and cannot be forecasted. Certain factors that may compensate such negative impacts, include (i) the reduction of funding cost, which has decreased since the beginning of the pandemic crisis and (ii) the structure of our liabilities, over which we believe will not produce any liquidity restrictions resulting from the pandemic.

40

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March, 31 2020 and December 31, 2019:

		HOLDING			POSITION
Item	Fair value	Level of fair value	Book value 03/31/2020	Book value 12/31/2019	Without options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government Securities
Treasury Bill $ Mat. 09/18/2020		2	63,055	-	63,055	-	63,055
National Treasury Bond $ Aj. CER 08/05/21		1	51,514	-	(197,486)	-	(197,486)
National Treasury Bond $ Badlar 08/05/21		1	2,518	-	(6,462)	-	(6,462)
National Treasury Bond $ Mat. 10/03/2021		1	605	-	605	-	605
Treasury Bond $ Aj. CER 1,20% Mat 03/18/22		1	10	-	(17,901)	-	(17,901)
Trasury Bill $ Badlar Mat.07/31/20		1	9	-	9	-	9
Argentine National Bonus 2.5% $ 07/22/2021 (TC21)		1	2,553	16,158	2,553	-	2,553
Bocon – Consolidation Bonus $ 8 serie (PR15)		1	6,134	20,306	6,134	-	6,134
Others		1	59,636	472,427	59,636	-	59,636

Corporate Securities
On Ypf S.A Cl.5 $ Mat.01/24/21 CG		2	139,823	-	139,823	-	139,823
Vcp Pyme Catalinas Coop.3 V04/12/20 $ CG		3	2,526	2,795	2,526	-	2,526
Others		1	158,724	101,155	158,724	-	158,724

Total Debt Securities at Fair value through profit or loss			487,107	612,841	211,216	-	211,216

OTHER DEBT SECURITIES
Measured at amortized cost
Argentine
Government Securities
Treasury Bill $ Mat. 09/18/2020		2	166,517	-	166,517	-	166,517
Treasury Bill $ Mat. 12/22/2020		2	131,943	-	131,943	-	131,943
Trasury Bill U$S Mat. 02/28/2020		2	4	-	4	-	4

Central Bank Bills
Liquidity Central Bank Bills Mat. 04/14/20		2	17,021,333	-	17,021,333	-	17,021,333
Liquidity Central Bank Bills Mat.04/16/20		2	16,246,296	-	16,246,296	-	16,246,296
Liquidity Central Bank Bills Mat 04/08/20		2	6,626,252	-	6,626,252	-	6,626,252
Liquidity Central Bank Bills Mat 04/03/20		2	948,026	-	948,026	-	948,026
Liquidity Central Bank Bills Mat.03/31/20		2	432,279	-	432,279	-	432,279
Liquidity Central Bank Bills Mat.01/07/20		2	-	5,859,823	-	-	-
Liquidity Central Bank Bills Mat.01/08/20		2	-	989,641	-	-	-
Liquidity Central Bank Bills Mat.01/03/20		2	-	585,636	-	-	-
Liquidity Central Bank Bills Mat.01/06/20		2	-	268,446	-	-	-
Liquidity Central Bank Bills Mat.01/02/20		2	-	26,909	-	-	-

Corporate Securities

41

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 03/31/2020	Book value 12/31/2019	Without options	Options	Final Position
Others			32	33	32	-	32

Measured at amortized cost
Argentine
Government Securities		-
National Treasury Bond Tf Mat. 11/21/2020			4,668,553	3,331,186	4,668,553	-	4,668,553
Others			405,987	-	405,987	-	405,987
Corporate Securities
Others		-	9,751	212,600	9,751	-	9,751

Total Other Debt Securities			46,656,973	11,274,274	46,656,973	-	46,656,973

EQUITY INSTRUMENTS
Measured at fair value with changes in results
Argentine
Grupo Financiero Galicia SA		1	-	6,248	-	-	-
Measured at fair value with changes in OCI
Argentine
Ohers			8,783	9,468	8,783	-	8,783
Total equity instruments			8,783	15,716	8,783	-	8,783
Total			47,152,863	11,902,831	46,876,972	-	46,876,972

42

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2020 and December 31, 2019 balances of loans and other financing are the following:

	03/31/2020	12/31/2019
COMMERCIAL PORTFOLIO

Normal situation	38,469,099	43,820,595
-With "A" Preferred Collateral and Counter-guarantees	1,946,489	1,324,921
-With "B" Preferred Collateral and Counter-guarantees	8,481,828	9,384,785
- Without Preferred Collateral nor Counter-guarantees	28,040,782	33,110,889

Subject to special monitoring
- Under Observation	1,111,367	262,268
-With "A" Preferred Collateral and Counter-guarantees	-	11,513
-With "B" Preferred Collateral and Counter-guarantees	926,703	148,362
- Without Preferred Collateral nor Counter-guarantees	184,664	102,393

With problems	205,222	107,746
-With "A" Preferred Collateral and Counter-guarantees	3,256	6,610
-With "B" Preferred Collateral and Counter-guarantees	112,633	40,666
- Without Preferred Collateral nor Counter-guarantees	89,333	60,470

High risk of insolvency	3,570,477	3,880,354
-With "A" Preferred Collateral and Counter-guarantees	-	20,378
-With "B" Preferred Collateral and Counter-guarantees	1,461,720	1,502,703
- Without Preferred Collateral nor Counter-guarantees	2,108,757	2,357,273

Uncollectible	11,746	22,995
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,551	1,672
- Without Preferred Collateral nor Counter-guarantees	10,195	21,323

TOTAL COMMERCIAL PORTFOLIO	43,367,911	48,093,958

43

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2020	12/31/2019
CONSUMER AND HOUSING PORTFOLIO

Normal situation	48,565,717	49,186,251
-With "A" Preferred Collateral and Counter-guarantees	819,187	749,367
-With "B" Preferred Collateral and Counter-guarantees	6,415,767	6,671,985
- Without Preferred Collateral nor Counter-guarantees	41,330,763	41,764,899

Low Risk	799,789	1,764,701
-With "A" Preferred Collateral and Counter-guarantees	30,128	97,861
-With "B" Preferred Collateral and Counter-guarantees	75,477	214,895
- Without Preferred Collateral nor Counter-guarantees	694,184	1,451,945

Medium Risk	1,055,380	1,431,223
-With "A" Preferred Collateral and Counter-guarantees	19,996	50,444
-With "B" Preferred Collateral and Counter-guarantees	118,698	139,056
- Without Preferred Collateral nor Counter-guarantees	916,686	1,241,723

High Risk	1,009,392	1,821,128
-With "A" Preferred Collateral and Counter-guarantees	28,042	25,870
-With "B" Preferred Collateral and Counter-guarantees	62,481	104,424
- Without Preferred Collateral nor Counter-guarantees	918,869	1,690,834

Uncollectible	496,038	318,206
-With "A" Preferred Collateral and Counter-guarantees	9,688	5,379
-With "B" Preferred Collateral and Counter-guarantees	103,457	74,993
- Without Preferred Collateral nor Counter-guarantees	382,893	237,834

Uncollectible classified as such under regulatory requirements	-	2,069
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	2,069

TOTAL CONSUMER AND HOUSING PORTFOLIO	51,926,316	54,523,578
TOTAL GENERAL(1)	95,294,227	102,617,536

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included.

(1) Conciliation with Statement of Financial Position:
Loans and other financing	88,783,824	95,833,522
Other debt securities	46,656,973	11,274,274
Computable items out of balance	(40,146,570)	(4,490,260)
plus allowances	6,112,554	6,320,892
plus IFRS adjusments non computable for DCS	402,232	468,921
less non deductible ítems for DCS	(4,417)	(5,835)
less Debt securities measured at amortized cost	(46,656,939)	(11,274,238)
Total	95,294,227	102,617,536

44

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2020 and December 31, 2019 the concentration of leans and other financing are the following:

	Loans and other financing
	03/31/2020		12/31/2019
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	12,668,216	13.3%	13,039,272	12.7%
50 following largest customers	18,300,681	19.2%	18,242,961	17.8%
100 following largest customers	9,754,739	10.2%	9,864,078	9.6%
Rest of customers	54,570,591	57.3%	61,471,225	59.9%
TOTAL	95,294,227	100.0%	102,617,536	100.0%

45

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2020 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	39,578	4,104	6,298	13,347	30,156	14,439	107,922
Financial Sector	-	9,577	8,074	56,758	14,396	33,829	-	122,634
Non-financial private sector and residents abroad	11,312,659	54,856,974	23,842,848	25,724,116	31,037,284	43,357,625	89,287,440	279,418,946
TOTAL	11,312,659	54,906,129	23,855,026	25,787,172	31,065,027	43,421,610	89,301,879	279,649,502

46

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of March 31, 2020 and December 31, 2019, are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	Accumulated	Disposals	Of the period	At the end of the period	03/31/2020	12/31/2019
Cost model
Furniture and facilities	1,165,675	10	13,370	(108,390)	(885,739)	108,397	(20,273)	(797,615)	273,040	279,936
Machinery and equipment	3,322,859	-	12,845	(197,459)	(2,886,260)	197,351	(55,133)	(2,744,042)	394,203	436,599
Vehicles	186,596	5	5,113	(13,046)	(80,006)	6,338	(7,953)	(81,621)	97,042	106,590
Right of Use of Leased Properties	1,621,072	50	46,604	-	(610,736)	-	(158,821)	(769,557)	898,119	1,010,336
Construction in progress	517,623	-	16,261	(22,004)	-	-	-	-	511,880	517,623
Revaluation model
Land and Buildings	2,057,588	50	587,051		(94,456)	(2,961)	(12,275)	(109,692)	2,534,947	1,963,132
Total	8,871,413		681,244	(340,899)	(4,557,197)	309,125	(254,455)	(4,502,527)	4,709,231	4,314,216

The movements in investment properties as of March 31, 2020 and December 31, 2019 are as follows:

				Net carrying
Item	At the beginning of the year	Useful life	Disposals	03/31/2020	12/31/2019
Measurement at fair value
Rent building	4,370,987	50	(586,489)	3,784,498	4,370,987
Total	4,370,987		(586,489)	3,784,498	4,370,987

47

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of March 31, 2020 are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	03/31/2020	12/31/2019
Measurement at cost
Goodwill	2,902,819	-	-	-	-	-	-	-	2,902,819	2,902,819
Brands	158,364	-	-	-	-	-	-	-	158,364	158,364
Other intangible assets	3,099,110		62,155	(4,553)	(1,446,744)	-	(147,168)	(1,593,912)	1,562,800	1,652,366
TOTAL	6,160,293		62,155	(4,553)	(1,446,744)	-	(147,168)	(1,593,912)	4,623,983	4,713,549

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

48

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of March 31, 2020 and December 31, 2019 the concentration of deposits are the following:

Number of customers	Deposits
	03/31/2020		12/31/2019
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	36,220,668	26.7%	12,843,163	13.4%
50 following largest customers	21,497,893	15.8%	12,636,798	13.2%
100 following largest customers	7,083,255	5.2%	6,477,491	6.8%
Rest of customers	70,993,686	52.3%	63,992,940	66.6%
TOTAL	135,795,502	100.0%	95,950,392	100.0%

49

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of March 31, 2020:

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	4,694,680	931,149	-	-	-	-	5,625,829
Financial sector	16,810	-	-	-	-	-	16,810
Non-financial private sector and residents abroad	113,038,953	10,050,030	8,057,804	626,048	-	-	131,772,835
Liabilities at fair value through profit and loss	365,736	-	-	-	-	-	365,736
Repo operations	269,910	-	-	-	-	-	269,910
Other financial liabilities	8,502,340	355,005	430,979	564,809	337,255	326,316	10,516,704
Financing received from the Argentine Central Bank and other financial institutions	539,965	7,325,178	211,519	269,775	454,867	209,573	9,010,877
Negotiable Obligations issued	-	192,680	1,229,249	1,107,575	1,625,196	1,027,232	5,181,932
Subordinated negotiable obligations	-	30,666	1,501,902	31,003	928,037	-	2,491,608
TOTAL	127,428,394	18,884,708	11,431,453	2,599,210	3,345,355	1,563,121	165,252,241

50

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2020 and December 31, 2019:

	As of March 31,	As of December 31, 2019 (per currency)				As of December 31,
Items	2020	Dollar	Euro	Real	Others	2019
ASSETS
Cash and Due from Banks	13,361,934	12,738,407	508,997	11,810	102,720	14,980,799
Debt securities at fair value through profit or loss	-	-	-	-	-	759,896
Other financial assets	1,257,273	1,257,188	76	9	-	1,241,317
Loans and other financing	21,652,652	21,651,381	801	-	470	23,158,488
Other Debt Securities	69	69	-	-	-	70
Financial assets in guarantee	1,954,775	1,954,775	-	-	-	4,854,473
Other non-financial assets	117,572	117,572	-	-	-	193,253
TOTAL ASSETS	38,344,275	37,719,392	509,874	11,819	103,190	45,188,296

LIABILITIES
Deposits	21,861,128	21,487,078	374,050	-	-	25,156,881
Non-financial public sector	1,447,405	1,447,323	82	-	-	2,340,714
Financial sector	2,335	2,335	-	-	-	9,769
Non-financial private sector and foreign residents	20,411,388	20,037,420	373,968	-	-	22,806,398
Liabilities at fair value through profit or loss	83,659	83,659	-	-	-	-
Other financial liabilities	2,618,076	2,487,265	126,746	35	4,030	4,410,914
Financing received from the Argentine Central Bank and other financial institutions	7,199,182	7,199,182	-	-	-	8,705,319
Subordinated negotiable obligations	1,911,456	1,911,456	-	-	-	2,285,229
Other non-financial liabilities	277,476	277,476	-	-	-	367,663
TOTAL LIABILITIES	33,950,977	33,446,116	500,796	35	4,030	40,926,006

NET POSITION	4,393,298	4,273,276	9,078	11,784	99,160	4,262,290

51

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of March 31, 2020 is presented below:

Items	Balances at the beginning of fiscal year	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	266,675	(689)	-	95,745	(26,172)	335,559
Other financial entities	13,022	19,795	-	-	(2,375)	30,442
Non-financial private sector and residents abroad	6,037,363	(535,059)	381,856	538,051	(464,661)	5,957,550
Advances	1,590,401	(501,133)	8,687	278,736	(99,607)	1,277,084
Documents	392,308	32,306	(43,609)	(15,481)	(26,446)	339,078
Mortgages	497,276	(62,075)	(23,657)	177,406	(42,612)	546,338
Pledge loans	104,991	2,839	8,901	(17,826)	(7,156)	91,749
Personal Loans	890,830	20,211	158,796	48,855	(80,940)	1,037,752
Credit cards	583,345	64,002	16,875	58,646	(52,300)	670,568
Financial lease	149,760	40,300	5,877	74,682	(19,579)	251,040
Others	1,828,452	(131,509)	249,986	(66,967)	(136,021)	1,743,941
Other debt securities	3,832	(3,832)	-	-	-	-
TOTAL PROVISIONS	6,320,892	(519,785)	381,856	633,796	(493,208)	6,323,551

52

Separate Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2020, presented on comparative basis in homogeneous currency

53

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2020	12/31/2019
ASSETS
Cash and due from banks	2 y 8	9,137	128,818
Cash		4	2
Financial institutions and correspondents
Other local and foreign financial institutions		9,133	128,816
Other financial assets	2 y 8	567,726	778,429
Other debt securities	8 y A	135,477	-
Current income tax assets		47,872	47,245
Investment in subsidiaries, associates and joint ventures	3	22,712,779	22,360,588
Property, plant and equipment	F	2,399	2,583
Intangible Assets	G	3,325,626	3,337,742
Other Non-financial assets		341,646	160,678
TOTAL ASSETS		27,142,662	26,816,083

LIABILITIES
Deferred income tax liabilities		429,855	456,354
Other Non-Financial Liabilities		231,885	283,993
TOTAL LIABILITIES		661,740	740,347

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Capital adjustments		2,255,523	2,255,523
Paid in capital		26,348,501	26,348,501
Earnings Reserved		11,276,739	11,276,739
Retained earnings		(14,354,903)	(11,192,768)
Other comprehensive income		44,964	93,154
Net Income for the period		453,376	(3,162,135)
TOTAL SHAREHOLDERS' EQUITY		26,480,922	26,075,736
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		27,142,662	26,816,083

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

54

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes	Three-month period ended on
		03/31/2020	03/31/2019
Interest income	4.1	5	41,202
Interest expenses	4.2	(36,068)	(1,635)
Net interest income		(36,063)	39,567
Net income from financial instruments at fair value through profit or loss	4.3	101,927	92,033
Exchange rate difference on gold and foreign currency		4,745	(16,132)
NIFFI And Exchange Rate Differences		106,672	75,901
Subtotal		70,609	115,468
Other operating income	4.4	48,503	52,858
Result from exposure to changes in the purchasing power of the currency		(26,675)	294,242
Net operating income		92,437	462,568
Personnel expenses	4.5	25,789	48,063
Administration expenses	4.6	42,297	27,726
Depreciation and impairment of non-financial assets		12,300	12,300
Other operating expenses	4.7	4,593	2,264
Operating income		7,458	372,215
Profit of subsidiaries and associates	4.8	452,437	(1,413,716)
Income before taxes		459,895	(1,041,501)
Income tax		6,519	311,984
Net income of the period		453,376	(1,353,485)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

55

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period ended on March 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

Item	Three-month period ended on
	03/31/2020	03/31/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	453,376	(1,353,485)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	453,376	(1,353,485)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	0.99	(2.96)
Diluted Income per share	0.99	(2.96)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

56

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Three-month period ended on
	03/31/2020	03/31/2019
Net income from the period	453,376	(1,353,485)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(48,190)	(1,554)
Total other comprehensive income	(48,190)	(1,554)

Total Comprehensive Income	405,186	(1,355,039)
Total comprehensive income attributable to parent company	405,186	(1,355,039)

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

57

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 7)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,255,523	26,348,501	151,478	11,125,261	(14,354,903)	87,712	5,442	26,075,736
Net Income for the period	-	-	-	-	-	453,376	-	-	453,376
Other comprehensive income for the period	-	-	-	-	-	-	-	(48,190)	(48,190)
Balance at March 31, 2020	456,722	2,255,523	26,348,501	151,478	11,125,261	(13,901,527)	87,712	(42,748)	26,480,922

							Other comprehensive income
Item	Capital Stock (Note 7)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,343,587	26,259,910	151,477	8,881,636	(7,867,233)	-	-	30,226,099
IFRS 9 Impact Adjustments	-	-	-	-	-	(579,438)	-	-	(579,438)
Balance at December 31, 2018	456,722	2,343,587	26,259,910	151,477	8,881,636	(8,446,671)	-	-	29,646,661
Net Income for the period	-	-	-	-	-	(1,353,485)	-	-	(1,353,485)
Other comprehensive income for the period	-	-	-	-	-	-	-	(1,554)	(1,554)
Balance at March 31, 2019	456,722	2,343,587	26,259,910	151,477	8,881,636	(9,800,156)	-	(1,554)	28,291,622

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

58

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period ended on March 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2020	03/31/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	459,895	(1,041,501)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(452,437)	1,413,716
Depreciation and impairment	12,300	12,300
Exchange rate difference on gold and foreign currency	(4,745)	16,132
Interests from loans and other financing	(5)	(41,202)
Interests from deposits and financing	36,068	1,635
Result from exposure to changes in the purchasing power of the currency	26,675	(294,242)
Net income from financial instruments at fair value through profit or loss	(101,927)	(92,033)

(Increases) / decreases from operating assets:
Other debt securities	(175,518)	444,308
Other assets	(77,886)	124,080

Increases / (decreases) from operating liabilities:
Other liabilities	(52,107)	(9,603)
Income Tax paid	(33,645)	(446,728)

TOTAL OPERATING ACTIVITIES (A)	(363,332)	86,862

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assests and other assets	-	(14,664)
Purchase of investments in subsidiaries	-	(207,959)
Contributions made to subsidiaries	(137,945)	(78,044)

Collections:
Dividends collected	190,000	236,055

TOTAL INVESTING ACTIVITIES (B)	52,055	(64,612)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Unsubordinated negotiable obligations	-	(48,105)

TOTAL FINANCING ACTIVITIES (C)	-	(48,105)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	35,766	536,607

TOTAL CHANGES IN CASH FLOW
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(275,511)	510,752
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 8)	906,341	1,353,218
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(57,696)	(258,497)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 8)	573,134	1,605,473

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

59

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	BASIS OF PREPARATION OF THE UNAUDITED SEPARATE FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Condensed Interim Financial Statements as of the three-month period ended on March 31, 2020 was passed by the Board of the Company over the course of its meeting held on May 28, 2020.

1.1.	Preparation basis

These condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)       Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)       Temporary exception of the application of Section 5.5 (Value Impairment) for Group B entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

Pursuant to IAS 34, interim financial information shall include an explanation of events and transactions that have taken place as from the end of the last annual period being reported and are relevant for the understanding of changes in the financial situation, financial performance and cash flows of the Group with the purpose of relying on updated information as per the last financial statements of the fiscal year ended on December 31, 2019 ( hereinafter, “annual financial statements”). Given the aforementioned, these condensed interim financial statements do not include all the information to be required by complete financial statements prepared pursuant to International Financial Reporting Standards; hence, in virtue of a suitable understanding of the information included therein, such statements must be read jointly with annual financial statements.

The Group´s Board has concluded that these interim condensed financial statements reasonably express the financial position, financial performance and cash flows.

It is worth to be mentioned that interim condensed financial statements have been prepared by applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of annual financial statements, except for what has been set forth in Note 1.1.4.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these separate condensed interim Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

60

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.1.2	Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s interim condensed financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these condensed interim financial statements have been re-expressed as of 03-31-2020.

1.1.3	Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2019 and March 31, 2019 is presented, exclusively with comparative purposes regarding the information as of March 31, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and
(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of March 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

1.1.4	Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

61

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumption Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

1.2	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2019, except for the modification to the accounting policy for leases described in Note 1.2. (C).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Condensed Interim Financial Statements.

2.	FAIR VALUES

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on March 31, 2020 and December 31, 2019:

Portfolio of instruments at 03/31/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	567,726	-	-
Total Assets	567,726	-	-

Portfolio of instruments at 12/31/2019	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	778,429	-	-
Total Assets	778,429	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2020 and December 31, 2019:

Other Financial Instruments as of 03/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	9,137	9,137	9,137	-	-
Total Assests	9,137	9,137	9,137	-	-

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	128,818	128,818	128,818	-	-
Total Assests	128,818	128,818	128,818	-	-

62

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

				Issuers’ last Financial Statements
Subsidiary	Class	Market Value/ Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 03.31.2020	Book value at 12.31.2019
Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	20,751,404	20,003,199	19,685,647
Cordial Compañía Financiera S.A.	Ord.	1	12,847,878	Financial Company	256,957	2,645,868	132,269	139,745
Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	951,491	597,395	582,974
Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	314,295	273,858	313,644
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	245,320	233,052	191,065
Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	270,044	233,299	231,862
Supervielle Seguros S.A.	Ord.	1	1,393,391	Insurance company	14,667	726,631	705,217	809,670
FF Fintech SUPV I	-	-	655,000	Financial Trust	64,874	63,550	63,550	55,110
Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	362,000	93,294	59,065	98,692
InvertirOnline S.A.U	100	100	2,400	Settlement and Clearing Agent	240	267,615
Invertir Online							280,615	248.312
InvertirOnline.Com Argentina S.A.U	0,01	0,01	80,451,077	Representations	804	13,519
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	30,095,000	Insurance Broker	1,599	31,699	30,191	102
Bolsillo Digital S.A.U	Ord.	1	48,100,000	Computer Services	48,100	47,187	47,187	32
Futuros del Sur S.A.	Ord.	1	50,560	Settlement and Clearing Agent	50,560	53,882	53,882	3,733
Total investments in subsidiaries, associates and joint ventures							22,712,779	22,360,588

63

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended on
	03/31/2020	12/31/2019

4.1 Interest income
Earned interests	5	5
Profit by government securities measure at amortized cost	-	41,197
	5	41,202

4.2 Interest expenses
Expenses from NO issuance	-	(30)
Lost interest from NO issuance	-	(1,605)
Profit by government securities measure at amortized cost	(36,068)	-
	(36,068)	(1,635)

4.3 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	34,176	5,675
Income from Holding – MF	8,441	12,645
Income from Holding –Government Securities	59,310	73,713
	101,927	92,033

4.4 Other operating income
Subsidiaries’ advisory fees	42,383	32,784
Third parties’ advisory fees	-	386
Royalties	263	254
Revaluation of retirement insurance contributions	5,857	19,347
Income from sale of shares	-	87
	48,503	52,858

4.5 Personnel expenses
Personnel expenses	25,789	48,063
	25,789	48,063

4.6 Administration expenses
Bank expenses	204	832
Professional fees	7,133	11,160
Fees to directors and syndics	22,158	6,909
Taxes, rates and contributions	2,193	2,226
Insurance	286	1,102
Expenses and office services	1,869	2,021
Other expenses	8,454	3,476
	42,297	27,726

4.7 Other operating expenses
Turnover tax from Service Activities	2,443	1,684
Turnover tax from Financial Activities	2,150	580
	4,593	2,264

64

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Three-month period ended on
	03/31/2020	03/31/2020
4.8 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	365,741	(1,360,256)
Results from equity investment in Cordial Compañía Financiera S.A.	(7,476)	(19,118)
Results from equity investment in Tarjeta Automática S.A.	(39,786)	(60,369)
Results from equity investment in Supervielle Asset Management S.A.	41,989	62,712
Results from equity investment in Espacio Cordial de Servicios S.A.	1,437	(20,077)
Results from equity investment in Supervielle Seguros S.A.	85,547	105,502
Results from equity investment in Sofital S.A.F. e I.I.	14,421	(137,273)
Results from equity investment in Micro Lending S.A.U.	(39,627)	(3,665)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	32,302	15,364
Results from equity investment in FF Fintech S.A.	(1,502)	3,471
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	88	(7)
Results from equity investment in Bolsillo Digital S.A.U.	(846)	-
Results from equity investment in Futuros del Sur S.A.	149	-
	452,437	(1,413,716)

65

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	RESTRICTED ASSETS

As of March 31, 2020 and December 31, 2019, the Group does not hold restricted assets.

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of March 31, 2020 and December 31, 2019, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				03/31/2020	12/31/2019	03/31/2020	12/31/2019
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.20%	95.00%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

66

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.87% as of 03/31/20 and 12/31/19.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication "A" 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 12, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for 475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, through the issuance of up to 21,345,787 new Class B shares. The period of preferential subscription and accretion in accordance with article 194 of the Law 19,550, the capital increase amounted to $ 20,711,607, corresponding to issue 20,711,607 Class B shares (with an issue premium of $ 21,9340 per share), in favor of Grupo Supervielle SA as a contributing shareholder. This capital increase is being processed by the corresponding regulators.

On June 14, 2019, Grupo Supervielle S,A, and Banco Supervielle S,A, made an irrevocable contribution of capital to Cordial Compañia Financiera S,A, for 25,000 and 475,000 respectively, On July 10, 2019 the assembly of Cordial Compañía Financiera S,A, resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 by issuing 28,415,064 new shares (with a paid in capital from 16,5963 per share). This capital increase is being processed by the corresponding regulators.

On July 24, 2019 “Bolsillo Digital S.A.U.” was created, which will have the purpose of carrying out the design, programming and development of software, mobile phone applications, web pages and / or any other digital means for the marketing of products and services related to management and processing of payments made by and in favor of third parties. Grupo Supervielle S.A. owns 100% of the Share Capital.

On December 18, 2019 Grupo Supervielle S.A. has acquired Futuros del Sur S.A.

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

67

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following describes Controlled Companies’ shareholders’ equity and results:

As of March 31, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	190,352,958	169,601,554	20,619,111	373,140
Cordial Compañía Financiera S.A.	8,449,047	5,803,179	2,645,868	(149,628)
Tarjeta Automática S.A.	428,706	114,411	314,295	(51,913)
Supervielle Asset Management S.A.	316,862	71,542	245,320	44,199
Sofital S.A. F. e I.I.	1,004,521	53,030	951,491	21,505
Espacio Cordial de Servicios S.A.	404,452	134,408	270,044	(1,353)
Micro Lending S.A.U.	209,090	115,796	93,294	(11,408)
InvertirOnline.Com Argentina S.A.U. (2)	24,031	10,512	13,519	(1,930)
InvertirOnline S.A.U.	3,876,612	3,608,997	267,615	10,916
Supervielle Seguros S.A.	1,811,192	1,084,561	726,631	409,520
Supervielle Productores Asesores de Seguros S.A.	31,988	289	31,699	94
Bolsillo Digital S.A.U.	48,977	1,790	47,187	(846)
Futuros del Sur S.A.	54,341	459	53,882	149

(1)	The net equity and the net result attributable to the owners of the parent company are reported.
(2)	Corresponds to the Financial Statement of InvertirOnline S.A.U. as of December 31, 2019

As of December 31, 2019 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	152,144,297	133,710,701	20,293,819	3,579,393
Cordial Compañía Financiera S.A.	8,881,431	6,085,935	2,795,496	(260,641)
Tarjeta Automática S.A.	472,189	105,981	366,208	(295,738)
Supervielle Asset Management S.A.	287,239	86,118	201,121	151,111
Sofital S.A. F. e I.I.	988,002	56,668	931,334	(117,610)
Espacio Cordial de Servicios S.A.	448,451	177,054	271,397	3,354
Micro Lending S.A.U.	241,715	137,012	104,703	(279,024)
InvertirOnline.Com Argentina S.A.U.	24,031	10,512	13,519	(1,930)
InvertirOnline S.A.U.	2,808,263	2,551,564	256,699	39,555
Supervielle Seguros S.A.	1,675,803	829,980	845,823	288,380
Bolsillo Digital S.A.U.	42	10	32	(100)
Futuros del Sur S.A.	3,901	169	3,732	(597)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company,

68

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of March 31, 2019 balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	03/31/2020	12/31/2019

Cash and due from banks
Banco Supervielle S.A.	5,434	1,496
InvertirOnline S.A.U. Cta. Cte.	305	123,870
	5,739	125,366

Other debt securities
Time deposits - Cordial Compañía Financiera S.A.	343,024	448,929
	343,024	448,929

Other financial assets
Cordial Compañía Financiera S.A.	3,610	880
Tarjeta Automática S.A.	36	26
Espacio Cordial De Servicios S.A.	82	-
	3,728	906

Other non-financial assets
Futuros del Sur S.A.	46	-
Bolsillo Digital S.A.	1,200	-
	1,246	-
Liabilities
Other non financial liabilities
Pending contributions – Supervielle Productores Asesores de Seguros S.A.	71	77
Provisions - Banco Supervielle S.A.	1,609	73
	1,680	150

As of March 31, 2020 and 2019, results with Grupo Supervielle S.A‘s controlled are as follows:

	03/31/2020	03/31/2019
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	(5)	(5)
	(5)	(5)

Other operating income
Banco Supervielle S.A.	38,905	29,295
Sofital S.A.F. e I.I.	32	32
Supervielle Asset Management S.A.	314	315
Tarjeta Automática S.A.	92	93
Cordial Compañía Financiera S.A.	3,114	3,114
Espacio Cordial de Servicios S.A.	189	189
	42,646	33,038
Administrative expenses
Bank expenses – Banco Supervielle S.A.	158	803
Rent – Banco Supervielle S.A.	1,463	1,360
Legal and accounting consultancy services	124	186
Fees for market operations - InvertirOnline S.A.U.	628	62
	2,373	2,411

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– Cordial Compañía Financiera S.A.	34,176	2,269
Interest from time deposits – Banco Supervielle S.A.	-	3,406
	34,176	5,675

69

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

7.	CAPITAL STOCK

As of March 31, 2020, and 2019 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2020	456,722
Capital stock as of 03/31/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank,

8.	CASH FLOW STATEMENT AND EQUIVALENTS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2020	12/31/2019	03/31/2019	12/31/2018
Cash and due from banks	9,137	128,818	68,612	5,226
Other financial assets	563,997	777,523	1,535,091	1,162,072
Other debt securities	-	-	1,770	185,920
Cash and cash equivalents	573,134	906,341	1,605,473	1,353,218

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2020	12/31/2019	03/31/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	9,137	128,818	68,612	5,226
As per the Statement of Cash Flows	9,137	128,818	68,612	5,226
Other financial assets
As per Statement of Financial Position	567,726	778,429	1,536,627	1,601,450
Other financial assets not considered as cash equivalents	(3,729)	(906)	(1,536)	(439,378)
As per the Statement of Cash Flows	563,997	777,523	1,535,091	1,162,072
Other debt securities
As per Statement of Financial Position	135,477	-	1,770	186,585
Other debt securities not considered as cash equivalents	(135,477)	-	-	(665)
As per the Statement of Cash Flows	-	-	1,770	185,920

9.	SUBSEQUENT EVENTS

There are no events or operations that occurred after March 31, 2020 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

70

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 03/31/20	Balance at 12/31/19
Argentine

S18S0 - LEBAD $ - Vto 09/2020	32,727	-
S22D0 - LEBAD $ - Vto 12/2020	32,720	-
BPCAO - NO	70,030	-
Total other debt securities	135,477	-
Total	135,477	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the period	03/31/2020	12/31/2019
Vehicles	3,671	-	-	3,671	(1,088)	20%	-	(184)	(1,272)	2,399	2,583
Total	3,671	-	-	3,671	(1,088)		-	(184)	(1,272)	2,399	2,583

71

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	03/31/2020	12/31/2019
Goodwill	2,648,539	-	-	2,648,539		-	-			2,648,539	2,648,539
Relations with clients	557,006	-	-	557,006	(58,022)	16	-	(8,703)	(66,725)	490,281	498,984
Brand	158,364	-	-	158,364		-	-			158,364	158,364
Proprietary Software & Technology	54,608	-	-	54,608	(22,753)	4	-	(3,413)	(26,166)	28,442	31,855
Total	3,418,517	-	-	3,418,517	(80,775)		-	(12,116)	(92,891)	3,325,626	3,337,742

72

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of March 31, 2020	As of March 31, 2020 (per currency)	As of December 31, 2019
Dollar
ASSETS
Cash and Due from Banks	4,036	4,036	4,036	127,478
Other financial assets	191,139	191,139	191,139	200,127
Other non-financial assets	104,322	104,322	104,322	158,352
TOTAL ASSETS	299,497	299,497	299,497	485,957

LIABILITIES
Other non-financial liabilities	204,678	204,678	204,678	254,395
TOTAL LIABILITIES	204,678	204,678	204,678	254,395

NET POSITION	94,819	94,819	94,819	231,562

73

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three months period started on January 1, 2020 and ended on March 31, 2020,

presented on comparative basis,

(Expressed in thousands of pesos in homogeneous currency)

NOTE 1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:	SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 8 to the Separate Condensed Interim Financial Statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of March 31, 2020 and December 31, 2019, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of March 31, 2020 and December 31, 2019 the Group did not have inventories.

NOTE 8:	MARKET VALUE

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 9:	PREMISES AND EQUIPMENT

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art, 31 of General Law of companies equity investments.

74

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three months period started on January 1, 2020 and ended on March 31, 2020,

presented on comparative basis,

(Expressed in thousands of pesos in homogeneous currency)

NOTE 11:	RECOVERABLE AMOUNTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 12:	INSURANCE

As of March 31, 2020 and December 31, 2019, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.

b)	Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of March 31, 2020 and December 31, 2019, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)	Status of procedure for its capitalization:

As of March 31, 2020 and December 31, 2019, no balances of irrevocable contributions in advance of future capital increases were recorded.

b)	Cumulative and unpaid dividends of preferred stock:

As of March 31, 2020 and December 31, 2019, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 9.6 to the consolidated condensed interim financial statement.

75

Grupo Supervielle S,A,

INFORMATIVE REVIEW as of march 31, 2020

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on March 31, 2020, yields a profit of 453,376, which represents a return on average net worth of 7.7%, This result was originated, mainly, by the results of our investments in companies.

On April 28, 2020, the Ordinary General Shareholders' Meeting approved the following distribution of the results of the 2019 fiscal year, which had shown a profit of $ 4,257,933:

*       Reserve for future dividends: 426,000

*       Other reserve: 3,831,933

Grupo Supervielle S.A. is the parent company of the economic group and As of March 31, 2020 and December 31, 2019, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		03/31/2020	12/31/2019
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U.	Computer Services	100.00%	100.00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	100.00%

Grupo Supervielle S,A,

Informative Review as of March 31, 2020

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. entered the Argentine financial services industry in 1887 and maintain a leading competitive position in certain attractive market segments, The bank is the main subsidiary of Grupo Supervielle S.A. a holding company. The bank offered financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. As of March 31, 2020, the infrastructure it has supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment points, sales and collection; 500 ATMs, 219 self-service terminals and 206 fast cash desks with biometric identification. On the other hand, the Bank also offers financial services through 34 Automatic Card consumer financing centers and through other retail outlets, 5 MILA branches for customer support, completing the network with outlets through 354 related agencies. We complement our existing physical network by offering solutions through our different digital channels, such as our online banking platforms for companies and individuals, Supervielle Mobile and the specific applications and solutions developed for different business segments, such as the retiree application, the application Walmart and chatbots. We also offer products and services through InvertirOnline.com, our online agent with more than 50,000 active clients. As of March 31, 2020, the Bank records 190,352,958 worth assets and shareholders’ equity attributable to parent company of 20,619,111. Net income recorded in the three months period ended on March 31, 2020 amounted to 373,140 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of March 31, 2020, recorded negative results of 149,628.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. The period ended on March 31, 2020, recorded negative results of 51,913. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of March 31, 2020, earnings amounted to 44,199.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of March 31, 2020, earnings amounted to 21,505.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of March 31, 2020, recorded negative results of 1,353.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 726,631 and assets for 1,811,192. As of March 31, 2020, earnings amounted to 409,520.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of March 31, 2020, recorded negative results of 11,408.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of March 31, 2020 and December 31, 2019 InvertirOnline S.A.U obtained earnings of 10,916 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 1,930 respectively.

Bolsillo Digital S.A.U. is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of March 31, 2020, recorded a negative result of 846.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of March 31, 2020, presented a profit of 149.

Grupo Supervielle S,A,

Informative Review as of March 31, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	03/31/2020	12/31/2019
Total Assets	196,972,974	160,886,144
Total Liabilities	170,470,954	134,789,644
Changes in Shareholders’ Equity	26,502,020	26,096,500
Total Liabilities plus Changes in Shareholders’ Equity	196,972,974	160,886,144

Income Statement	03/31/2020	03/31/2019
Net income from interest	7,030,079	1,894,110
Net income from commissions	2,060,910	2,220,812
Net income before income tax	796,995	(631,752)
Total comprehensive income attributable to owners of the parent company - Earnings	405,186	(1,355,039)

Consolidated Cash Flow Statement	03/31/2020	03/31/2019
Total operating activities	10,047,995	20,333,127
Total investment activities	(70,891)	(335,125)
Total financing activities	(4,489,936)	(528,505)
Effect of changes in exchange rate	3,647,709	13,432,093
Net increase in cash and cash equivalents	9,134,877	32,901,590

Grupo Supervielle S,A,

Informative Review as of March 31, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2020	12/31/2019
Liquidity	27.03%	31.45%
- Cash and cash equivalents (*1)	36,702,801	30,176,040
- Deposits	135,795,502	95,950,392

Solvency	15.55%	19.36%
- Shareholders Equity	26,502,020	26,096,500
- Total Liabilities	170,470,954	134,789,644

Immobilization of Capital	8.37%	10.13%
-Immobilized Assets (*2)	16,493,863	16,304,845
-Total Assets	196,972,974	160,886,144

ROE (*3)	7.7%	(15.0)%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S,A,

informative review as of March 31, 2020

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumption Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication "A" 6778, the Argentine Central Bank ordered the application of the impairment model provided for in point 5.5 of IFRS 9 - with the temporary exclusion of debt instruments of the Non-Financial Public Sector, as of January 1, 2020 and with retrospective effects as of January 1, 2019. It should be noted that Communication "A" 6990, the BCRA postponed the application of the aforementioned point for companies "B" until January 1, 2021, a category that integrates Cordial Compañía Financiera S.A.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	the investment in financial entities and in the insurance company accounts for 80,3% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,
•	75,0% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,
•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 22, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer